QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

GENZYME CORPORATION
(Name of Subject Company)

GENZYME CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

372917104
(CUSIP Number of Common Stock)

Peter Wirth
Executive Vice President
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Paul M. Kinsella Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000	Andrew R. Brownstein Wachtell, Lipton, Rosen & Katz 51 West 52nd St New York, New York 10019 (212) 403-1000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

(a)   Name and Address.

        The name of the subject company is Genzyme Corporation, a Massachusetts corporation (the "Company" or "Genzyme"), and the address of the principal executive offices of the Company is 500 Kendall Street, Cambridge, MA 02142. The telephone number of the principal executive offices of the Company is (617) 252-7500.

(b)   Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the Company's common stock, par value $.01 per share (the "Shares"). As of September 30, 2010, there were 257,339,881 Shares issued and outstanding.

Item 2.    Identity and Background of Filing Person.

(a)   Name and Address.

        The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b)   Tender Offer.

        This Schedule 14D-9 relates to the unsolicited tender offer by GC Merger Corp., a Massachusetts corporation ("Offeror") and wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme ("Sanofi"), to purchase all of the outstanding Shares at a purchase price of $69.00 per Share (the "Offer Price"), net to the selling shareholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2010 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer"), included as Exhibits (a)(1)(A) and (a)(1)(B) to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by Sanofi and Offeror with the Securities and Exchange Commission (the "SEC") on October 4, 2010. The Schedule TO states that the Offer will expire at 11:59 p.m., New York City time, on Friday, December 10, 2010, unless Sanofi and Offeror extend the Offer. The Offer is also described in the Schedule TO.

        The Schedule TO provides that the Offer is subject to the following 14 conditions:

  •
  the Company's shareholders having validly tendered and not withdrawn prior to the expiration of the Offer, a number of Shares, which, together with the Shares owned by Sanofi and its subsidiaries (including Offeror), represents at least a majority of the total number of Shares then outstanding on a fully diluted basis;

  •
  the Company's board of directors (the "Company Board") having approved the Offer and the second-step merger proposed to be undertaken by Sanofi and Offeror upon consummation of the Offer (the "Proposed Merger") such that, or Sanofi and Offeror being otherwise satisfied in their sole discretion that, the restrictions on business combinations with interested shareholders set forth in Chapter 110F of the Massachusetts General Laws and any other applicable anti-takeover laws are inapplicable to the Offer and the Proposed Merger;

  •
  the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the purchase of Shares under this Offer having expired or been terminated, and any other approvals or notifications under applicable foreign antitrust, competition or merger control laws applicable to the purchase of Shares in the Offer having been obtained or made;

  •
  the Company not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Offeror's or Sanofi's ability to acquire the

    Company or otherwise diminishing the expected value to Sanofi of the acquisition of the Company;

  •
  there shall not be threatened, instituted or pending any action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational, before any court or governmental authority or agency, domestic, foreign or supranational, (i) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer or the Proposed Merger, the acceptance for payment of or payment for some or all of the Shares by Offeror or any of its subsidiaries or affiliates or the consummation by Offeror or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company, (ii) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (iii) seeking to restrain or prohibit the exercise of full rights of ownership or operation by Offeror or any of its subsidiaries or affiliates of all or any portion of its business or assets or those of the Company or any of its or the Company's respective subsidiaries or affiliates or to compel Offeror or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of its business or assets or those of the Company or any of its or the Company's respective subsidiaries or affiliates or seeking to impose any limitation on Offeror or any of its subsidiaries' or affiliates' ability to conduct such businesses or own such assets, (iv) seeking to impose or confirm limitations on Offeror's ability or that of any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by Offeror or any of its subsidiaries or affiliates on all matters properly presented to the Company's shareholders, (v) seeking to require divestiture by Offeror or any of its subsidiaries or affiliates of any Shares, (vi) seeking any material diminution in the benefits expected to be derived by Offeror or any of its subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving the Company, (vii) adversely affecting Offeror's financing of the Offer or any merger or other business combination involving the Company or (viii) that otherwise, in Offeror's reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of our subsidiaries or affiliates or the value of the Shares to Offeror or any of its subsidiaries or affiliates;

  •
  there shall not have been any action taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to Sanofi, Offeror or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares by Offeror, or any merger or other business combination involving the Company, by any court, government or governmental authority or agency, domestic, foreign or supranational (other than the application of the waiting period provisions of the HSR Act to the Offer or to any such merger or other business combination), that, in Offeror's reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in clauses (i) through (viii) of the paragraph above;

  •
  there shall not have occurred or been threatened any change (or any development involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company or any of its affiliates that, in Offeror's reasonable judgment, is or may be materially adverse to the Company or any of our affiliates, and Offeror shall not have become aware of any facts that, in Offeror's reasonable judgment, would have material adverse significance with respect to either the value of the Company or any of our affiliates or the value of the Shares to Offeror or any of its affiliates;

  •
  there shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any decline in either the Dow Jones Industrial Average, the Standard and Poor's Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on October 1, 2010, (iii) any change in the general political, market, economic or financial conditions in the United States that, in Offeror's reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company and our subsidiaries, taken as a whole, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (vi) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in Offeror's reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (viii) in the case of any of the foregoing existing as of the close of business on October 1, 2010, a material acceleration or worsening thereof;

  •
  (i) there shall not have been a tender or exchange offer for some or all of the Shares publicly proposed to be made or made by another person (including the Company or any of our subsidiaries or affiliates), or publicly disclosed, and Offeror shall not have otherwise learned that any person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or has been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on October 1, 2010, (ii) any such person or group which, prior to October 1, 2010, had filed such a Schedule with the SEC shall not have acquired or proposed to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting 1% or more of any such class or series, (iii) no person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving the Company or (iv) no person shall have filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company;

  •
  the Company or any of its subsidiaries shall not have (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect on December 31, 2009, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of our capital stock, (iv) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (v) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, (vi) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (vii) authorized, recommended, proposed or announced our intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of our subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or announced our intent to enter into or entered into any agreement or arrangement with any person or group that, in Offeror's reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of our subsidiaries or affiliates or the value of the Shares to Offeror or any of its subsidiaries or affiliates, (ix) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of our officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Offeror or Offeror's consummation of any merger or other similar business combination involving the Company (including, in each case, in combination with any other event such as termination of employment or service), (x) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company or any of our subsidiaries, or Offeror shall not have become aware of any such action which was not previously announced, (xi) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (xii) amended, or authorized or proposed any amendment to, our articles of organization or by-laws (or other similar constituent documents) and Offeror shall not have become aware that the Company or any of our subsidiaries shall have amended, or authorized or proposed any amendment to, their respective articles of organization or bylaws (or other similar constituent documents) which has not been previously disclosed;

  •
  Offeror shall not have become aware (i) that any material contractual right of the Company or any of our subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of our subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Offeror or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company or (ii) of any covenant, term or condition in any instrument or agreement of the Company or any of our subsidiaries that, in Offeror's reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of our affiliates or the value of the Shares to Offeror or any of its affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Offeror or Offeror's consummation of a merger or other similar business combination involving the Company);

  •
  Offeror or any of its affiliates shall not have entered into a definitive agreement or announced an agreement in principle with the Company providing for a merger or other similar business combination with the Company or any of our subsidiaries or the purchase of securities or assets of the Company or any of our subsidiaries, and Offeror and the Company shall not have reached any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

  •
  the Company or any of our subsidiaries shall not have (i) granted to any person proposing a merger or other business combination with or involving the Company or any of our subsidiaries or the purchase of securities or assets of the Company or any of our subsidiaries any type of option, warrant or right which, in Offeror's reasonable judgment, constitutes a "lock-up" device (including a right to acquire or receive any Shares or other securities, assets or business of the Company or any of our subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; and

  •
  each required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency shall have been obtained on terms satisfactory to Sanofi and Offeror and any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall have expired.

        The Schedule TO states that Sanofi has formed Offeror in connection with the Offer. The Schedule TO states that the registered office of Sanofi is located at 174, avenue de France, 75013, Paris, France and its telephone number at that address is + 33 1 53 77 40 00. The Schedule TO states that the principal executive offices of Offeror are located at 55 Corporate Drive, Bridgewater, New Jersey 08807 and its telephone number at that address is +1 (908) 981-5000.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

        Except as set forth in this Schedule 14D-9 or in the excepts from the Company's 2010 Definitive Proxy Statement, dated April 26, 2010, as amended (the "2010 Proxy Statement") filed as Exhibit (e)(1) to this Schedule 14D-9 (and incorporated by reference into this Item 3), as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Sanofi, Offeror or their respective executive officers, directors or affiliates. For further information with respect to these matters, see the 2010 Proxy Statement under the headings: "Security Ownership"; "Director Compensation"; "Compensation Discussion and Analysis"; "Summary Compensation Table"; "Grant of Plan-Based Awards"; "Executive Employment Arrangements"; "Outstanding Equity Awards at Fiscal Year-End" and "Potential Payments Upon Termination or Change in Control."

(a)   Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

        The following is a discussion of material agreements, arrangements, understandings and actual or potential conflicts of interest of the Company and its affiliates that relate to the Offer and the Proposed Merger. Additional material agreements, arrangements, understandings and actual or potential conflicts of interest of the Company and its affiliates that are unrelated to the Offer and the Proposed Merger are discussed in Exhibit (e)(1).

Interests of Certain Persons

        Certain members of management and the Company Board may be deemed to have certain interests in the Offer and Proposed Merger that are different from or in addition to the interests of the Company's shareholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company's shareholders generally, among other matters, in determining not to approve the Offer and Proposed Merger.

Treatment of Shares, Stock Options and Restricted Stock Units In Connection with the Offer and Proposed Merger

Treatment of Shares

        If the directors and executive officers of the Company who own Shares were to tender their Shares for purchase pursuant to the Offer, they would receive the same cash consideration for their Shares on the same terms and conditions as the other shareholders of the Company. As discussed below in Item 4 "The Solicitation or Recommendation," to the Company's knowledge, after making reasonable inquiry, none of the Company's executive officers, directors, affiliates or subsidiaries currently intends to tender into the Offer or sell any Shares held of record or beneficially owned by such person. If the Proposed Merger were to be consummated, any Shares held of record or beneficially owned by a director or executive officer that are not tendered into the Offer, would be converted into the right to receive the Offer Price at the effective time of the Proposed Merger (the "Effective Time").

        The approximate value of the cash payments that each director and executive officer of the Company would receive in exchange for his or her Shares in the Offer if they were to tender their Shares is set forth in the table below. This information is based on the number of Shares held by the Company's directors and executive officers as of September 30, 2010.

Name of Executive Officer or Director	Number of Shares	Cash Consideration for Shares
Scott Canute	0	$0
Zoltan Csimma	12,663	873,747
Thomas DesRosier	11,754	811,026
James Geraghty	4,631	319,539
David P. Meeker(1)	11,371	784,599
Richard Moscicki	21,048	1,452,312
Alan Smith	37,534	2,589,846
Sandford D. Smith	20,671	1,426,299
Henri A. Termeer(2)	708,878	48,912,582
Peter Wirth(3)	15,386	1,061,634
Michael S. Wyzga	27,599	1,904,331
Douglas Berthiaume(4)	75,206	5,189,214
Robert Bertolini	2,375	163,875
Gail Boudreaux	5,000	345,000
Steven Burakoff	0	0
Robert Carpenter	31,825	2,195,925
Charles L. Cooney(5)	12,011	828,759
Victor Dzau(6)	7,550	520,950
Eric Ende	0	0
Dennis Fenton(7)	355	24,495

Name of Executive Officer or Director	Number of Shares	Cash Consideration for Shares
Connie Mack III	5,000	345,000
Richard F. Syron	5,011	345,759
Ralph Whitworth(8)	10,608,623	731,994,987

(1)
The stock beneficially owned by Dr. Meeker includes 621 shares held by his wife and 495 shares held by his children. Dr. Meeker disclaims beneficial ownership of all shares held by his wife and children.

(2)
The stock beneficially owned by Mr. Termeer includes 2,371 shares held by his wife and 1,256 shares held in trusts for the benefit of Mr. Termeer's children. Mr. Termeer disclaims beneficial ownership of all shares held by his wife and the trusts.

(3)
The stock beneficially owned by Mr. Wirth includes 148 shares held in an IRA account.

(4)
The stock beneficially owned by Mr. Berthiaume includes 4,048 shares held by his wife. Mr. Berthiaume disclaims beneficial ownership of all shares held by his wife.

(5)
The stock beneficially owned by Dr. Cooney includes 7,164 shares held jointly with his wife, 240 shares held individually by his wife, 1,882 shares held by his son and 600 shares held by his grandchildren. Dr. Cooney disclaims beneficial ownership of all shares held individually by his wife, son and grandchildren.

(6)
The stock beneficially owned by Dr. Dzau includes 2,550 shares held by his wife's trust.

(7)
The stock beneficially owned by Dr. Fenton is held jointly with his wife in a living trust account.

(8)
Mr. Whitworth is one of the principals of Relational Investors, LLC, or "RILLC." RILLC is the record owner of 100 shares and sole general partner, or the sole managing member of the general partner, of Relational Investors, L.P. , Relational Fund Partners, L.P., Relational Coast Partners, L.P., RH Fund 1, L.P., RH Fund 6, L.P. Relational Investors III, L.P., Relational Investors VIII, L.P., Relational Investors IX, L.P., Relational Investors X, L.P., Relational Investors XV, L.P., Relational Investors XVI, L.P., Relational Investors XX, L.P., Relational Investors XXII, L.P., Relational Investors XXIII, L.P., and Relational Investors Alpha Fund I, L.P. These limited partnerships own a total of 7,693,166 shares. An additional 2,234,482 shares are held in accounts managed by RILLC and an additional 408,500 shares are held through co-investment arrangements with Relational Investors VIII, L.P. Mr. Whitworth disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The business address for the entities listed above is c/o Relational Investors LLC, 12400 High Bluff Drive, Suite 600, San Diego, CA 92130.

Treatment of Stock Options

        Upon a change in control of the Company, all unvested outstanding stock options held by directors and executive officers of the Company become fully exercisable, whether or not vested. In connection with the Proposed Merger, the Compensation Committee of the Company Board could provide, upon written prior notice, that outstanding stock options held by directors and executive officers of the Company would terminate not less than 20 days after the date of such notice. Assuming all outstanding stock options become vested following consummation of the Offer and are exercised immediately prior to the consummation of the Proposed Merger, the approximate value of the net cash payments that each director and executive officer of the Company could receive for the Shares from option exercises (i.e. the excess, if any, of the Offer Price over the per Share exercise price of the respective options multiplied by the total number of Shares subject to such options) is set forth in the table below. This information is based on the number of options with a per Share exercise price less than the Offer Price held by the Company's directors and executive officers as of September 30, 2010, assuming the Proposed Merger had been completed on September 30, 2010.

Name of Executive Officer or Director	Number of Shares Subject to Vested Stock Options	Cash Consideration for Vested Stock Options	Number of Shares Subject to Unvested Stock Options	Cash Consideration for Unvested Stock Options	Total Cash Consideration Stock Options in Proposed Merger
Scott Canute	8,550	$149,454	84,200	$1,186,816	$1,336,270
Zoltan Csimma	264,178	5,287,257	33,775	363,206	5,650,463
Thomas DesRosier	150,532	2,032,622	38,905	452,878	2,485,500
James Geraghty	183,549	2,711,939	28,950	311,319	3,023,258
David P. Meeker	311,210	5,120,865	96,500	1,146,795	6,267,660
Richard Moscicki	392,204	7,903,306	46,802	503,294	8,406,600
Alan Smith	367,129	7,033,520	46,802	503,294	7,536,814
Sandford D. Smith	220,850	1,831,309	86,850	933,957	2,765,266
Henri A. Termeer	3,261,017	61,568,348	386,000	4,150,920	65,719,268
Peter Wirth	647,195	13,592,270	86,850	933,957	14,526,227
Michael S. Wyzga	397,650	5,807,928	86,850	933,957	6,741,885
Douglas Berthiaume	93,000	1,087,890	7,125	124,545	1,212,435
Robert Bertolini	7,125	139,508	7,125	124,545	264,053
Gail Boudreaux	75,000	808,350	7,125	124,545	932,895
Steven Burakoff	0	0	7,125	124,545	124,545
Robert Carpenter	90,010	1,373,225	7,125	124,545	1,497,770
Charles L. Cooney	63,010	490,685	7,125	124,545	615,230
Victor Dzau	75,900	1,057,041	7,125	124,545	1,181,586
Eric Ende	0	0	7,125	124,545	124,545
Dennis Fenton	0	0	7,125	124,545	124,545
Connie Mack III	82,000	752,990	7,125	124,545	877,535
Richard F. Syron	45,000	341,550	7,125	124,545	466,095
Ralph Whitworth	7,125	116,423	7,125	124,545	240,968

Treatment of Restricted Stock Units

        Upon a change in control of the Company, all unvested non-performance based restricted stock units ("RSUs") held by directors and executive officers of the Company become fully vested, and a pro rated amount of unvested performance based RSUs held by directors and executive officers of the Company become fully vested, based on a ratio of the number of months competed in performance period through the date of a change in control and the total number of months in such performance period. Assuming all unvested non-performance based RSUs and the pro rated portion of unvested performance based RSUs become vested upon consummation of the Offer, the Shares issued thereunder would be cancelled and converted in the Proposed Merger into a right to receive the Offer Price (subject to any applicable withholding of taxes required by applicable law). The approximate value of the cash payments that each director and executive officer of the Company would receive in exchange for cancellation of the Shares underlying such RSUs is set forth in the table below. This information is based on Offer Price and the number of RSUs held by the Company's directors and executive officers as of September 30, 2010, assuming the Proposed Merger had been completed on September 30, 2010.

Name of Executive Officer or Director	Number of RSUs	Cash Consideration for RSUs
Scott Canute	28,564	$1,970,916
Zoltan Csimma	7,026	484,794
Thomas DesRosier	13,297	917,493
James Geraghty	10,938	754,722
David P. Meeker	34,252	2,363,388
Richard Moscicki	17,682	1,220,058
Alan Smith	9,735	671,715
Sandford D. Smith	18,064	1,246,416
Henri A. Termeer	80,682	5,567,058
Peter Wirth	32,814	2,264,166
Michael S. Wyzga	32,814	2,264,166
Douglas Berthiaume	2,375	163,875
Robert Bertolini	2,375	163,875
Gail Boudreaux	2,375	163,875
Steven Burakoff	2,375	163,875
Robert Carpenter	2,375	163,875
Charles L. Cooney	2,375	163,875
Victor Dzau	2,375	163,875
Eric Ende	2,375	163,875
Dennis Fenton	2,375	163,875
Connie Mack III	2,375	163,875
Richard F. Syron	2,375	163,875
Ralph Whitworth	2,375	163,875

        The following table sets forth the approximate amount of consideration that each director and executive officer of the Company would be entitled to receive in connection with the consummation of the Offer and Proposed Merger as a result of the Company equity interests held by each director or executive officer as of September 30, 2010, assuming the Proposed Merger had been completed on September 30, 2010. The table does not include "change in control" payments to the executive officers upon completion of the Offer and payments if the executive officers were to be terminated in connection with the Offer. Such payments are detailed below in the section entitled "Other Payments upon a Change in Control or Termination."

Name of Executive Officer or Director	Cash Consideration for Shares		Cash Consideration for RSUs	Cash Consideration for Stock Options	Total Cash Consideration in connection with Offer and Proposed Merger
Scott Canute	$0		$1,970,916	$1,336,270	$3,307,186
Zoltan Csimma	873,747		484,794	5,650,463	7,009,004
Thomas DesRosier	811,026		917,493	2,485,500	4,214,019
James Geraghty	319,539		754,722	3,023,258	4,097,519
David P. Meeker	784,599		2,363,388	6,267,660	9,415,647
Richard Moscicki	1,452,312		1,220,058	8,406,600	11,078,970
Alan Smith	2,589,846		671,715	7,536,814	10,798,375
Sandford D. Smith	1,426,299		1,246,416	2,765,266	5,437,981
Henri A. Termeer	48,912,582		5,567,058	65,719,268	120,198,908
Peter Wirth	1,061,634		2,264,166	14,526,227	17,852,027
Michael S. Wyzga	1,904,331		2,264,166	6,741,885	10,910,382
Douglas Berthiaume	5,189,214		163,875	1,212,435	6,565,524
Robert Bertolini	163,875		163,875	264,053	591,803
Gail Boudreaux	345,000		163,875	932,895	1,441,770
Steven Burakoff	0		163,875	124,545	288,420
Robert Carpenter	2,195,925		163,875	1,497,770	3,857,570
Charles L. Cooney	828,759		163,875	615,230	1,607,864
Victor Dzau	520,950		163,875	1,181,586	1,866,411
Eric Ende	0		163,875	124,545	288,420
Dennis Fenton	24,495		163,875	124,545	312,915
Connie Mack III	345,000		163,875	877,535	1,386,410
Richard F. Syron	345,759		163,875	466,095	975,729
Ralph Whitworth	731,994,987	(1)	163,875	240,968	732,399,830

(1)
This amount represents the consideration that would be payable in relation to shares held by RILLC and its affiliated entities as of September 30, 2010, assuming the Proposed Merger had been completed on September 30, 2010. RILLC is the investment firm which Mr. Whitworth founded and of which he serves as a principal. Mr. Whitworth disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

Employment and Severance Agreements

        Under the employment agreements with Henri Termeer and Peter Wirth, upon termination by the Company following a change in control of the Company, other than for cause or disability or by Mr. Termeer or Mr. Wirth for good reason, the Company must:

  •
  make a lump sum severance payment of three times the sum of his annual salary and annual cash incentive;

  •
  continue life, disability, accident and health insurance coverage for three years, except to the extent comparable benefits are provided by a new employer; and

  •
  in certain circumstances, pay legal costs and relocation expenses associated with the termination.

        Under the severance agreements with Scott Canute, Zoltan Csimma, Thomas DesRosier, James Geraghty, David P. Meeker, Richard Moscicki, Alan Smith, Sanford D. Smith and Michael S. Wyzga,

upon termination of employment following a change in control of the Company, by the Company without cause or by the executive officer for good reason, the Company must:

  •
  make a lump sum severance payment of two times the sum of his annual salary and annual cash incentive;

  •
  continue life, disability, accident and health insurance coverage for two years following the date of termination, except to the extent comparable benefits are provided by a new employer;

  •
  provide outplacement services; and

  •
  in certain circumstances, pay legal costs and relocation expenses associated with such termination.

        In addition, under the terms and conditions of the executive officers' equity awards, upon a change in control, they would receive full vesting of their outstanding stock options and all non-performance based RSUs and a pro-rated amount of their performance based RSUs.

        Under the executive officer's employment or severance agreements, as applicable, the amounts payable upon a change in control may be reduced under certain circumstances to the extent necessary to prevent payments to each executive officer from exceeding the limit of Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code") applicable to "excess parachute payments" as defined in Section 280G of the Code. Using the Offer Price, and assuming the employment of the Company's executive officers had been terminated following a change in control of the Company by the Company without cause or by the executive officer for good reason on September 30, 2010, with no such reduction, they would have been entitled to the following payments:

Executive	Lump Sum Base+Bonus ($)	Benefits ($)	Value of Accelerated Equity Awards ($)	Total(1)
Scott Canute	$970,000	$288,718	$3,157,732	$4,416,450
Zoltan Csimma	1,299,250	289,809	848,000	2,437,059
Thomas DesRosier	1,413,250	307,166	1,370,371	3,090,787
James Geraghty	1,350,875	301,317	1,066,041	2,718,233
David P. Meeker	1,747,683	318,536	3,510,183	5,576,402
Richard Moscicki	1,510,125	272,367	1,723,352	3,505,844
Alan Smith	1,487,125	293,492	1,175,009	2,955,626
Sandford D. Smith	1,611,500	311,508	2,180,373	4,103,381
Henri A. Termeer	7,874,468	474,928	9,717,978	18,067,374
Peter Wirth	3,171,750	267,325	3,198,123	6,637,198
Michael S. Wyzga	1,653,500	310,116	3,198,123	5,161,739

(1)
The calculation of the total payment is based on the following:

•
base pay using salary as of September 30, 2010 times the applicable multiplier;

•
annual cash incentive, calculated by taking the higher of (a) the last cash incentive paid, or (b) the average of the last two cash incentives paid, times the applicable multiplier;

•
health benefits, based on 2010 COBRA rates;

•
life, accident and disability insurance premiums, based on current formula calculations;

•
outplacement services, using the maximum provided for in the agreements;

•
relocation services of $200,000, based on most recent costs paid by the Company for executive relocation; and

•
$69.00 in cash for each RSU held and for each outstanding stock option, less the applicable exercise price of such stock option.

  The calculation does not include an estimate of potential legal costs associated with termination.

        Under the employment agreements with Messrs. Termeer and Wirth, a "change in control" would be deemed to have occurred if there is a change in control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule l4A of Regulation 14A promulgated under the Exchange Act, whether or not the Company is in fact required to comply therewith.

        Under the employment agreements with Messrs. Termeer and Wirth, and the severance agreements with Messrs. Canute, Csimma, DesRosier, Geraghty, Meeker, Moscicki, A. Smith, S. Smith and Wyzga, a "change in control" would be deemed to have occurred if:

          (A)  any person, other than the Company or its affiliate, becomes the beneficial owner, directly or indirectly, of the Company's securities representing 50% or more of the combined voting power of our then outstanding securities;

          (B)  during any period of 24 consecutive months, the individuals who at the beginning of such period constituted the Company Board or any individuals who would be continuing directors cease for any reason to constitute a majority of the Company Board;

          (C)  there is consummated a merger, share exchange or consolidation with any other company or the sale of all or substantially all of the Company's assets (each, a business combination), other than (i) a business combination that would result in the Company shareholders prior to the business combination continuing to hold a majority of the voting power of the surviving entity or (ii) a business combination effected to implement a recapitalization of the Company where no person becomes the beneficial owner of 50% or more of the voting power of the Company's then outstanding securities; or

          (D)  the Company's shareholders approve a plan of complete liquidation of the Company.

        The Offer, if consummated according to its terms, would constitute a change in control.

Director Compensation

        Only the Company's non-employee directors receive compensation for their service as directors. The non-employee directors receive the following cash compensation for their service on the Company Board and its committees: (a) an annual retainer of $40,000; (b) $2,500 for each Company Board meeting they attend; (c) $1,500 for each committee meeting they attend; (d) an annual retainer of $50,000 for service as lead director; (e) an annual retainer of $20,000 for service as audit committee chair; (f) an annual retainer of $20,000 for service as compensation committee chair; and (g) an annual retainer of $10,000 for service as the chair of the nominating and corporate governance committee, risk oversight committee and strategic planning and capital allocation committee (the "Strategic Planning Committee").

        Non-employee directors also receive equity awards for each year (or partial year) that they serve on the Company Board. Stock options and RSUs are granted automatically under the Company's 2007 Director Equity Plan on the date of each annual meeting of shareholders or, in the case of directors elected other than at an annual meeting, upon election to the Company Board. Stock options and RSUs become fully vested on the date of the next annual shareholders meeting following the date of grant, provided the director is an active member of the Company Board at the opening of business on that date. Each stock option grant has an exercise price equal to the closing price of a Share on the date of grant and a term of ten years. RSUs are valued on the date of grant based on the closing price of a Share. The plan provides for acceleration of all unvested awards in the event of a change in control of the Company. The plan provides for an annual grant to each non-employee director of (1) stock options to purchase 7,125 Shares, and (2) RSUs for 2,375 Shares.

Indemnification of Executive Officers and Directors

        Section 2.02(b)(4) of the Massachusetts Business Corporation Act (the "MBCA") provides that a corporation may, in its articles of organization, eliminate or limit a director's personal liability to the corporation for monetary damages for breaches of fiduciary duty as a director, except in circumstances involving (1) a breach of the director's duty of loyalty to the corporation or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) improper distributions, and (4) transactions from which the director derived an improper personal benefit. Section VI.C.3. of the Company's Articles of Organization provides that no director shall be liable to the Company or its shareholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that the elimination or limitation of liability is not permitted under Massachusetts corporation law, as in effect when such liability is determined, and that no amendment or repeal of that provision shall deprive a director of the benefits thereof with respect to any act or omission occurring prior to such amendment or repeal.

        Section 8.51 of the MBCA permits the Company to indemnify a director if the individual (1) acted in good faith, (2) reasonably believed that his or her conduct was (a) in the best interests of the Company or (b) at least not opposed to the best interest of the Company, and (3) in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 8.51 also permits the Company to indemnify a director for conduct for which such individual is or would be exculpated under the provision in the articles of organization referred to above, whether or not the director satisfied a particular standard of conduct. Section 8.56 of the MBCA permits the Company to indemnify an officer (1) under those circumstances in which the Company would be allowed to indemnify a director and (2) to such further extent as the Company chooses, provided that the liability does not arise out of acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law. This broader permissible indemnification for officers also is available for a director who is an officer if the individual becomes party to a proceeding on the basis of an act or omission solely as an officer. Section 8.55 of the MBCA mandates that the determination that an award of indemnification is appropriate in a particular circumstance be made by (1) a majority vote of all disinterested directors or a majority of a committee of disinterested directors (in each case, if there are at least two disinterested directors), (2) special legal counsel, or (3) the shareholders.

        Prior to the final disposition of a proceeding involving a director or officer, Sections 8.53 and 8.56 of the MBCA allow the Company to pay for or reimburse reasonable expenses. As a condition, the director or officer must deliver a written undertaking to repay the funds if the individual is determined not to have met the relevant standard of conduct, which determination is made in the same manner as the determination of whether an individual is entitled to indemnification. This undertaking may be accepted without security and without regard to the individual's financial ability to make repayment. Another condition to advancement of expenses is that the individual submit a written affirmation of his or her good faith that he or she has met the standard of conduct necessary for indemnification (or that the matter involved conduct for which liability has been eliminated pursuant to the charter exculpation provision referred to above).

        The MBCA allows a corporation to obligate itself (1) to indemnify a director or officer and (2) to provide advancement of expenses to such an individual. Such a commitment may be made in the corporation's articles of organization or by-laws or in a resolution adopted, or a contract approved, by the board of directors or the shareholders. Article VI of the Company's by-laws provides that the Company shall indemnify its directors and officers to the fullest extent permitted by law, and may indemnify such other employees as identified by the Company Board. In addition, the Company has in place agreements with directors and officers that affirm this obligation to indemnify such individuals to the fullest extent permitted by law and also contractually commit the Company to provide advancement of expenses to the fullest extent permitted by law. These indemnification agreements also contain procedural provisions as well as protections in the event of a change of control.

        Sections 8.52 and 8.56(c) of the MBCA mandate indemnification for reasonable expenses, regardless of whether an individual has met a particular standard of conduct, in connection with proceedings in which a director or officer is wholly successful, on the merits or otherwise. Furthermore, Section 8.54 of the MBCA provides that a court may direct a corporation to indemnify a director or officer if the court determines that (1) the director or officer is entitled to mandatory indemnification under the MBCA, (2) the director or officer is entitled to indemnification pursuant to a provision in the corporation's articles of organization or by-laws or in a contract or a board or shareholder resolution, or (3) it is fair and reasonable to indemnify the director or officer, regardless of whether he or she met the relevant standard of conduct.

        In addition to covering directors and officers of the Company if they become parties to legal proceedings when acting in such capacities, the Company's by-laws and indemnification agreements, as permitted by the MBCA, also cover such individuals when serving at the Company's request for another entity, specifically, as a director, officer, partner, trustee, employee, or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan, or other entity. A director or officer is considered to be serving an employee benefit plan at the request of the Company if the individual's duties to the Company also impose duties on, or otherwise involve services by, the director or officer to the plan or to the participants in or beneficiaries of the plan.

        The Company maintains directors' and officers' liability insurance which may protect the Company's directors and officers against costs and liabilities imposed upon them in their roles with the Company, including in circumstances under which indemnification would not be permitted under the MBCA.

Shareholder Derivative Actions

        In December 2009, two actions were filed by shareholders derivatively for Genzyme's benefit in the U.S. District Court for the District of Massachusetts against certain executive officers and the following members of the Company Board: Douglas A. Berthiaume, Robert J. Bertolini, Gail K. Boudreaux, Robert J. Carpenter, Charles L. Cooney, Victor J. Dzau, Senator Connie Mack III, Richard F. Syron, and Henri A. Termeer. These actions were filed after a ninety day period following their respective demand letters had elapsed (the "District Court Actions"). In January 2010, a derivative action was filed in Massachusetts Superior Court (Middlesex County) by a shareholder who has not issued a demand letter, and in February and March 2010, two additional derivative actions were filed in Massachusetts Superior Court (Suffolk County and Middlesex County, respectively) by two separate shareholders after the lapse of a ninety day period following the shareholders' respective demand letters (collectively, the "State Court Actions").

        The derivative actions in general are based on allegations that the Company Board and certain executive officers breached their fiduciary duties by causing the Company to make purportedly false and misleading or inadequate disclosures of information regarding manufacturing issues, compliance with Good Manufacturing Practices, ability to meet product demand, expected revenue growth, and approval of Lumizyme. The actions also allege that certain of the Company's directors and executive officers took advantage of their knowledge of material non-public information about the Company to illegally sell Shares they personally held. The plaintiffs generally seek, among other things, judgment in favor of the Company for the amount of damages sustained by the Company as a result of the alleged breaches of fiduciary duty, disgorgement to the Company of proceeds that certain of our directors and executive officers received from sales of Shares and all proceeds derived from their service as directors or executives of the Company, and reimbursement of plaintiffs' costs, including attorneys' and experts' fees. The District Court Actions have been consolidated in In Re Genzyme Derivative Litigation, and the plaintiffs have agreed to a joint stipulation staying these cases until the Company Board has had sufficient time to exercise its duties and complete an appropriate investigation, which is ongoing. On July 9, 2010, one of the State Court Actions was dismissed without prejudice for plaintiffs' failure to serve process on the defendants. The Massachusetts Superior Court (Middlesex County) also ordered transfer and consolidation of the remaining two State Court Actions in the Suffolk Superior Court Business Litigation Session. The court has indicated that discovery in that action also will be stayed for some period pending the Company Board's completion of its ongoing investigation in response to the shareholders demand.

        Under Massachusetts law, only a shareholder may maintain a derivative action. Accordingly, shareholders who sell shares in the Offer would cease to have standing as plaintiffs in the derivative cases. In addition, if the Proposed Merger were to close, the derivative claims would be extinguished, as Offeror was not a shareholder at the time of the actions and omissions alleged in the derivative actions.

Recent Additions to the Company Board

        On December 8, 2009, the Company Board appointed Robert J. Bertolini as director. Mr. Bertolini served as executive vice president and chief financial officer at Schering-Plough from late 2003 until its merger with Merck in late 2009.

        On April 14, 2010, the Company entered into an amended and restated agreement (the "Amended Relational Agreement") with Relational Investors LLC ("Relational"), Ralph V. Whitworth, and certain other Relational affiliates (the "Relational Group"), replacing and superseding the letter agreement dated January 6, 2010 between the parties. Mr. Whitworth is a principal and co-founder of Relational. Under the Amended Relational Agreement, the Company agreed, effective as of the date of the Amended Relational Agreement, to appoint Mr. Whitworth to the Company Board, to appoint Mr. Whitworth to the Compensation Committee and Nominating and Corporate Governance Committee of the Company Board, and to establish the Strategic Planning Committee of the Company Board that Mr. Whitworth chairs. The Company also committed to nominate and recommend that the Company's shareholders vote for the election of Mr. Whitworth at the Company's 2011 annual meeting of shareholders. The Amended Relational Agreement also provided that the Company would appoint to the Company Board an additional independent director with expertise in pharmaceutical or biologics manufacturing or quality control operations upon recommendation of the Relational Group. The foregoing description of the Amended Relational Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended Relational Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

        On June 7, 2010, the Company announced that Dennis M. Fenton had been nominated for election to the Company Board. Mr. Fenton was elected to serve as a director at the Company's 2010 annual meeting of shareholders held on June 16, 2010. The addition of Mr. Fenton, who had served as executive vice president of operations at Amgen Inc. and established much of the biologics operating protocol that is standard practice in the biotechnology industry, fulfilled a commitment the Company had made as part of the Amended Relational Agreement.

        On June 9, 2010, the Company entered into an agreement (the "Icahn Agreement") with Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P. and High River Limited Partnership (collectively, the "Icahn Group") to settle a proxy contest relating to the Company's 2010 annual meeting of shareholders. The Icahn Group had previously engaged in a proxy contest relating to the Company's 2010 annual meeting of shareholders, nominating their own slate of four nominees for election to the Company Board. Under the Icahn Agreement, the Icahn Group irrevocably withdrew their notice of intention to nominate certain individuals for election as directors at the Company's 2010 annual meeting of shareholders, and the Company agreed that, within one business day after the 2010 annual meeting of shareholders, the number of seats on the Company Board would be increased by two, and two individuals associated with the Icahn Group, Dr. Steven Burakoff, who was on the originally proposed Icahn Group slate, and Dr. Eric Ende, would be appointed to serve as directors until the Company's 2011 annual meeting of shareholders. The foregoing description of the Icahn Agreement does not purport to be complete and is qualified in its entirety by reference to the Icahn Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

(b)   Arrangements with Offeror and Sanofi.

        In connection with its acquisition of oncology products from Bayer Schering Pharma AG ("Bayer"), the Company assumed a License, Development and Commercialization Agreement, dated as of September 7, 2006 (the "License Agreement"), between Bayer and Xanthus Pharmaceuticals, Inc. ("Xanthus"), and a Commercial Supply Agreement, dated as of January 20, 2009 (the "Supply Agreement"), between Bayer and Xanthus. The License Agreement includes a license to commercialize oral fludarabine in the U.S. and the Supply Agreement includes an obligation for the Company to supply oral fludarabine for sale in the U.S. In 2008, Xanthus was acquired by Antisoma plc, who subsequently sold and assigned the U.S. rights to oral fludarabine to Sanofi in 2009. As a result, the Company and Sanofi have a contractual relationship pursuant to the License Agreement and the Supply Agreement. Sanofi markets and sells oral fludarabine in the U.S. under the trade name Oforta. The Company retains the rights to oral fludarabine outside of the U.S. and all other forms of fludarabine worldwide.

        In connection with the License Agreement, Sanofi has incurred obligations to make estimated royalty payments to the Company of approximately $170,868 on sales of oral fludarabine in the U.S., beginning in January 2010 through September 30, 2010. In connection with the Supply Agreement, Sanofi has incurred obligations to make estimated payments of approximately $638,034 to the Company for supplies of oral fludarabine, beginning in the fourth quarter of 2009 through September 30, 2010.

        The Company and Sanofi have disputed certain rights and obligations of the parties at times or from time to time during the relationship. However, the License Agreement and the Supply Agreement remain in full force and effect.

        Also in connection with its acquisition of oncology products from Bayer in 2009, the Company assumed the responsibilities and obligations from Bayer for a Scientific Collaboration and License Agreement and related agreements. Under these agreements, in exchange for a license to commercialize Leukine, the Company was obligated to pay royalties to Sanofi in an amount equal to between 5.0% and 7.5% of net sales of Leukine. Since May 2009, the Company has paid Sanofi approximately $4.1 million under the agreements. The Company believes that its royalty payment obligations under these agreements expired in July 2010 and has notified Sanofi of its position.

        In connection with the Company's acquisition of Sangstat Medical Corporation in 2003, the Company assumed a Manufacturing Services Agreement, two Building Lease Agreements and a Site Services Agreement, all relating to the Company's manufacture of Thymoglobulin and Lymphoglobuline. Under the Manufacturing Services Agreement, Sanofi provides the Company quality control laboratory services and supplies certain manufacturing materials. During the past two years, the Company has paid Sanofi approximately $1.7 million under the Manufacturing Services Agreement. Under the Building Lease Agreements, the Company leases from Sanofi two buildings used for manufacturing, testing and administrative activities. During the past two years, the Company has paid Sanofi approximately $1.8 million under the Building Lease Agreements. Under the Site Services Agreement, Sanofi provides the Company with utility, maintenance and administrative services for the leased buildings. During the past two years, the Company has paid Sanofi approximately $2.2 million under the Site Services Agreement.

        According to the Schedule TO, Sanofi beneficially owns 100 Shares, acquired in a brokerage transaction on September 1, 2010, at a price per Share of $70.52. According to the Schedule TO, Offeror does not own any Shares.

Item 4.    The Solicitation or Recommendation.

(a)   Recommendation of the Company Board of Directors.

        After consideration, including review of the terms and conditions of the Offer in consultation with the Company's management, as well as the Company's financial and legal advisors, the full Company Board, by unanimous vote, at a meeting held on October 7, 2010, determined that the Offer is inadequate and that the Offer is not in the best interests of the Company.

        Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company's shareholders reject the Offer and NOT tender their Shares to Offeror pursuant to the Offer.

        If you have tendered your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company's information agent, Innisfree M&A Incorporated ("Innisfree"), at the contact information below.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Shareholders May Call Toll-Free: (888) 750-5835
Banks & Brokers May Call Collect: (212) 750-5833

        In reaching the conclusions and in making the recommendation described above, the Company Board took into account a number of reasons, described under "Reasons for the Recommendation of the Company Board" below.

        Copies of the Company's press release and a letter to the Company's shareholders relating to the recommendation of the Company Board to reject the Offer are filed as Exhibit (a)(1) and Exhibit (a)(2) hereto respectively and are incorporated herein by reference.

(b)   Background and Reasons for the Recommendation of the Company Board.

Background of the Offer

        Prior to the Company's 2010 annual meeting of shareholders, while the Company was involved in a proxy contest with certain funds affiliated with the Icahn Group, the Company's Chief Executive, Henri Termeer, received a call from Christopher Viehbacher, Chief Executive Officer of Sanofi. Mr. Viehbacher expressed to Mr. Termeer his support for the Company during the proxy contest, offered assistance and indicated some interest in some type of strategic transaction between the Company and Sanofi. Mr. Termeer responded that the Company could potentially be open to a strategic partnership along the lines of a "Roche/Genentech" arrangement, but was focused on the proxy contest and asked Mr. Viehbacher to follow up at a later time after the Company's annual meeting.

        On June 9, 2010, the Company announced an agreement to settle its proxy contest with the Icahn Group. Thereafter, on June 16, 2010, the Company held its annual meeting of shareholders. During an executive session of the Company Board following the annual meeting, Mr. Termeer informed the members of the Company Board of the call that he had received from Mr. Viehbacher expressing Sanofi's support of the Company and its indication of interest in some kind of transaction involving the Company.

        During the week of June 28, 2010, Mr. Viehbacher called Mr. Termeer to convey Sanofi's interest in a potential acquisition of the Company. Mr. Viehbacher asked Mr. Termeer whether he would be willing to meet in mid-July during a pharmaceutical conference that both executives were scheduled to attend. Mr. Termeer indicated that he would have to get back to Mr. Viehbacher regarding the proposed meeting.

        After the call with Mr. Viehbacher, Mr. Termeer informed Peter Wirth, the Company's Executive Vice President of Legal and Corporate Development, and Michael Wyzga, the Company's Executive Vice President and Chief Financial Officer, of the substance of his call with Mr. Viehbacher. On June 30 and July 1, Messrs. Termeer, Wirth and Wyzga reached out to members of the Strategic Planning Committee to inform them of Sanofi's indication of interest.

        After market rumors surfaced on July 2, 2010, indicating that Sanofi was interested in a potential large acquisition in the United States, Mr. Termeer and Mr. Wirth contacted representatives of Goldman, Sachs & Co. ("Goldman Sachs"), to schedule a call on July 4, 2010 to discuss the market rumors with representatives of Credit Suisse Securities (USA) LLC ("Credit Suisse") and Goldman Sachs, who had both served as financial advisors to the Company during the proxy contest with the Icahn Group, and also are currently advising the Company in connection with its proposed sale of its Genetic testing business and its exploration of strategic alternatives for its Diagnostic products business. During the July 4 call, Mr. Termeer and Mr. Wirth asked Credit Suisse and Goldman Sachs to prepare presentations on a potential transaction involving the Company and Sanofi and other strategic options potentially available to the Company, which were to be delivered to the Strategic Planning Committee at its next scheduled meeting on July 9, 2010.

        On July 6, 2010, Mr. Termeer and Mr. Wirth again spoke with representatives of Credit Suisse and Goldman Sachs. During this call, the parties discussed the market rumors as well as the presentation that Credit Suisse and Goldman Sachs would give to the Strategic Planning Committee at its upcoming meeting. The Company asked Credit Suisse and Goldman Sachs to participate in the Company's discussions and to prepare presentations because of their past work and experience with the Company in connection with the proxy contest.

        At the July 9, 2010 meeting of the Strategic Planning Committee, presentations were made by Credit Suisse and Goldman Sachs. After discussion, the Strategic Planning Committee concluded that, due to the Company's depressed share price as a result of manufacturing difficulties over the past year as well as the Company's progress towards fixing its manufacturing issues, cost and capital efficiency initiatives, and the outlook for its new product pipeline, the likelihood of consummating a transaction at a price that would accurately reflect the Company's intrinsic value and be attractive to the Company's shareholders was not great. The Strategic Planning Committee concluded that it was not an appropriate time for the Company to pursue a transaction. The Strategic Planning Committee therefore directed Mr. Termeer to decline Mr. Viehbacher's invitation to meet in mid-July. On July 10, 2010, Mr. Termeer called Mr. Viehbacher, explained the Company's position and declined his invitation to meet to discuss a possible transaction.

        On July 23, 2010, certain press outlets, including Bloomberg News and The Wall Street Journal, reported that Sanofi had made an informal acquisition approach to the Company. Later that day, in response to these market reports, the Company held a special meeting of the Company Board to discuss the rumors, during which Mr. Termeer updated the Company Board on the status of his communications with Sanofi.

        On July 29, 2010, Mr. Viehbacher called Mr. Termeer to inform him that Sanofi would be sending a letter later that day to propose an acquisition of the Company. Later that day, Sanofi sent a non-binding proposal for an acquisition of the Company at a price of $69.00 per Share. The text of that letter is set forth below:

  July 29, 2010

  VIA DHL AND TELECOPIER
  Mr. Henri A. Termeer
  Chairman, President and Chief Executive Officer
  Genzyme Corporation
  500 Kendall Street
  Cambridge, Massachusetts 02142
  USA

  Dear Henri:

          As I articulated to you during several conversations, Sanofi-Aventis ("Sanofi-Aventis") has carefully studied a potential acquisition of Genzyme Corporation ("Genzyme"), and believes that it represents a compelling opportunity for Genzyme, Sanofi-Aventis and our respective shareholders. In light of that, I am writing this letter to layout our proposal to you and your Board.

          Genzyme has historically been a true success story in biotech, and the company has become the world leader in providing novel treatments for genetic diseases. In addition, the company built a positive reputation within the scientific community and developed strong relationships with patient advocacy groups, physicians, patients and the broader healthcare community. However, the company now faces a number of significant and well-documented challenges that were discussed thoroughly during this year's proxy campaign. An acquisition by Sanofi-Aventis would not only position the company to overcome these challenges quickly and successfully by applying Sanofi-Aventis' global resources and expertise to help realize and accelerate Genzyme's business strategy, but also deliver near-term compelling value to your shareholders that takes into account the company's future upside potential.

          The proposed transaction would provide several key benefits to Genzyme, its shareholders, employees and the patients and physicians it serves:

    •
    Acceleration of Genzyme Vision: Sanofi-Aventis would put its full resources behind Genzyme to invest in developing new treatments, enhance penetration in existing markets and further expand into emerging markets. Genzyme would be able to leverage Sanofi-Aventis' strong global footprint and its manufacturing expertise in order to address Genzyme's manufacturing issues.

    •
    Center of Excellence: Sanofi-Aventis already recognizes the strategic importance of the greater Boston area as evidenced by the establishment of Sanofi-Aventis' oncology and vaccines research units in Cambridge. Genzyme would become the global center for excellence for Sanofi-Aventis in orphan diseases and further increase Sanofi-Aventis' presence in the greater Boston area.

    •
    Continuation of Genzyme legacy within Sanofi-Aventis: Genzyme's orphan disease business would be managed as a stand-alone division under the Genzyme brand, with its own R&D, manufacturing and commercial infrastructure, similar to how Sanofi-Aventis has handled other recent transactions. Genzyme's management and employees would play a key role within Sanofi-Aventis following the acquisition.

    •
    All-cash offer: The purchase price would be paid in cash, offering immediate and certain value for Genzyme's shareholders. Our offer is not subject to a financing contingency.

    •
    Substantial premium: We are prepared to pay $69 for each of the issued and outstanding common shares of Genzyme. This is a premium of 38.4% over the share price as of July 1, 2010, the day prior to press speculation regarding Sanofi-Aventis' potential acquisition plans for a large U.S. biotech company. It also represents a premium of 30.9% over the one month historical average share price through July 22, 2010, the day prior to press speculation that Sanofi-Aventis had made an approach to acquire Genzyme.

          In addition to these compelling reasons, we believe there are many others that demonstrate why Sanofi-Aventis is the right partner for Genzyme. Sanofi-Aventis has significant expertise executing and integrating transactions, and a strong track record creating value through those transactions by enhancing their performance through leveraging Sanofi-Aventis' capabilities. Sanofi-Aventis has demonstrated that it is a good corporate partner by enabling its affiliates to maintain their distinctive culture and focus on their core strengths. Sanofi-Aventis is strong financially with a market capitalization of approximately $77 billion, revenue of approximately $38 billion and EBITDA of approximately $16 billion. From Sanofi-Aventis' perspective, the proposed transaction would provide a new sustainable growth platform.

          The Board of Directors of Sanofi-Aventis supports this proposal for an acquisition of Genzyme. Consummation of the proposed acquisition would be subject to satisfactory completion of confirmatory due diligence, board approvals, execution of a merger agreement and the satisfaction of customary conditions to closing.

          We have completed an extensive analysis of Genzyme and have carefully considered the proposed transaction based on publicly available information. We have engaged Evercore Partners and J.P. Morgan as financial advisors and Weil Gotshal as legal counsel. In order to come to an agreement expeditiously, we are prepared to begin our confirmatory due diligence immediately and are confident that we can complete our review within three weeks.

          We expect that we and our advisors would negotiate and finalize the terms of a merger agreement relating to the proposed transaction within this same period of time. We have completed a preliminary competition review relating to our two companies with the assistance of our outside antitrust counsel and we believe that the transaction would receive all necessary regulatory approvals and that it could close expeditiously.

          This letter and the terms or our proposal are confidential and should not be disclosed publicly or to any third party without our prior written consent, other than to the Board of Directors of Genzyme and to Genzyme's advisors for the purpose of evaluating the proposal. Should a public disclosure become required by law or regulation, we request that you inform us of such and, to the extent lawful, consult with us on the content of any public disclosure you intend to make.

          This letter constitutes a bona fide, non-binding proposal to acquire all of the outstanding shares of Genzyme. This letter does not create or constitute any legally binding obligation, liability or commitment by Sanofi-Aventis or any of our affiliates regarding the proposed transaction and there will be no legally binding agreement between us unless and until a definitive agreement is executed by Genzyme and Sanofi-Aventis.

          We believe our offer is compelling to your shareholders and that our capabilities and investment in your business would bring real enhancements to all of your stakeholders. In addition, Sanofi-Aventis is uniquely well positioned to help you address the manufacturing and other challenges faced by Genzyme, and we therefore believe that it is important for you to further explore this transaction.

          I am ready to meet with you in person to discuss this matter in detail at any time and I look forward to hearing back from you shortly.

  Yours sincerely,
  Sanofi-Aventis

  By: Christopher A. Viehbacher
        Chief Executive Officer

        After receipt of this proposal, the Company convened a meeting of its Strategic Planning Committee to discuss the letter and Sanofi's proposal. Representatives from Credit Suisse, Goldman Sachs, and the Company's legal advisor, Ropes & Gray LLP ("Ropes & Gray"), attended this meeting.

        Thereafter, on August 2, 2010, the Company held a meeting of the full Company Board to walk the directors through Sanofi's proposal, discuss a preliminary response and make plans to compile data and undertake analysis in connection with preparing a formal response. Representatives from Credit Suisse, Goldman Sachs, and Ropes & Gray, also attended this meeting. During the meeting, a representative from Ropes & Gray described the directors' fiduciary duties under Massachusetts corporation law in determining the Company's response.

        Following this meeting, Mr. Termeer sent a letter to Mr. Viehbacher. The text of that letter is set forth below:

  August 2, 2010

  Mr. Christopher A. Viehbacher
  Chief Executive Officer
  Sanofi-Aventis
  174, avenue de France
  75635 Paris, Cedex 13

  Dear Chris,

  As I promised last week, I am getting back to you today regarding your letter of July 29, 2010. We have reviewed the contents of the letter with the Genzyme Board of Directors. The Board has authorized our financial and legal advisors to assist them in evaluating your unsolicited, non-binding proposal. After

  Genzyme's Board of Directors has reviewed and considered our advisors' analysis, I will contact you with our response.

  Sincerely,

  Henri A. Termeer
  Chairman and CEO

        On August 3, 2010, representatives of Credit Suisse and Goldman Sachs spoke on the telephone with representatives of Evercore Partners ("Evercore") and JPMorgan Chase & Co. ("JPMorgan"), who were acting as financial advisors to Sanofi. During this call, Sanofi's advisors requested that the Company permit Evercore and JPMorgan to perform due diligence on the Company in connection with Sanofi's proposal. Credit Suisse and Goldman Sachs indicated that they would get back to Sanofi on whether Evercore and JPMorgan would be permitted access to the Company to perform the requested due diligence.

        On August 10, 2010, the Company held a meeting of the full Company Board to discuss the Company's response to Sanofi's July 29 letter. At this meeting, representatives of Credit Suisse and Goldman Sachs gave a presentation to the directors containing their financial analyses of the proposal and also reviewed the other strategic options potentially available to the Company and discussed a strategy for interacting with Sanofi. A representative from Ropes & Gray also provided legal advice with respect to responding to the proposal and aspects of Massachusetts corporation law. After discussion, the Company Board unanimously concluded that Sanofi's proposal materially undervalued the Company, was not in the best interest of the Company and its shareholders, and directed that the proposal be rejected.

        On August 11, 2010, the Company sent a letter stating that the Company Board had unanimously rejected Sanofi's proposal. The text of that letter is set forth below:

  August 11, 2010

  Mr. Christopher A. Viehbacher
  Chief Executive Officer
  Sanofi-Aventis
  174, avenue de France
  75635 Paris, Cedex 13

  Dear Chris,

  As I promised in my August 2 letter, the Genzyme Board of Directors reviewed your unsolicited, non-binding $69.00 per share proposal to acquire Genzyme. With the assistance of our financial and legal advisors, the Board unanimously rejected your offer. Without exception, each member of the Genzyme Board believes that this is not the right time to sell the Company because your opportunistic takeover proposal does not begin to recognize the significant process underway to rectify our manufacturing challenges or the potential for our new product pipeline.

  We recognize that Genzyme's share price has been depressed as a result of manufacturing setbacks the Company experienced last year. In reaching a decision to reject your offer, the Board not only reviewed the timeline and remaining steps necessary to address the manufacturing challenges, but also the potential of our new product pipeline, in particular the outlook for our MS treatment Alemtuzumab. We are confident that these factors coupled with our newly announced discipline for deploying capital and significant opportunity to reduce costs will soon be recognized by investors.

  The Board is resolute about maximizing Genzyme's future value for our shareholders.

  Sincerely,

  Henri Termeer

        On August 16, 2010, Credit Suisse and Goldman Sachs spoke with Mr. Termeer and Mr. Wirth on the telephone to discuss potential alternatives for the Company. Mr. Wirth and Mr. Termeer asked the bankers to present their analysis during a meeting of the Strategic Planning Committee the next day. Credit Suisse and Goldman Sachs made this presentation to the Strategic Planning Committee on August 17, 2010 and, on August 18, 2010, provided the full Company Board with the same analysis of the Company's possible strategic options. At the August 18 meeting, the full Company Board discussed the Company's general strategy moving forward. Additionally, on August 18, the independent directors of the Company Board, which includes all directors except Mr. Termeer, met and decided to retain legal counsel for the independent directors.

        On August 20, 2010, representatives of Credit Suisse and Goldman Sachs spoke on the telephone with Sanofi's financial advisors to set up a possible meeting with Evercore and JPMorgan during which Credit Suisse and Goldman Sachs could discuss important and non-public information regarding aspects of the Company's business and strategy that might help Sanofi better understand the value of the Company. During this discussion, Credit Suisse and Goldman Sachs set forth certain confidentiality conditions that the Company would impose upon Sanofi's receipt of this information. These arrangements, including restrictions on trading Shares, were further refined in discussions among counsel.

        On August 24, 2010, Credit Suisse and Goldman Sachs met with Evercore and JPMorgan to share important and non-public information on the Company's ongoing manufacturing recovery, its Value Improvement Program Initiative and previously undisclosed clinical data on alemtuzumab for multiple sclerosis.

        On August 29, 2010, Mr. Viehbacher called Mr. Termeer to inform him that Sanofi was sending another letter to Mr. Termeer. This letter reiterated Sanofi's proposal to acquire all outstanding Shares at $69.00 per Share. Sanofi made this letter public through a press release. The text of this letter is set forth below:

  August 29, 2010

  VIA EMAIL, TELECOPIER AND DHL
  Mr. Henri A. Termeer
  Chairman, President and Chief Executive Officer
  Genzyme Corporation
  500 Kendall Street
  Cambridge, Massachusetts 02142
  USA

  Dear Henri:

          As you are aware, I have been trying to engage with you regarding a potential acquisition for the past few months. As a consequence of your unwillingness even to meet with us, we sent you a detailed, written proposal on July 29, 2010. We believe that this proposal to acquire all of the issued and outstanding shares of Genzyme for $69.00 per share in cash is compelling for Genzyme's shareholders and represents substantial value for them.

          We are disappointed that you rejected our proposal on August 11 without discussing its substance with us. After our repeated requests, you agreed only to let our respective financial advisors hold a meeting of limited scope. Our financial advisors finally met briefly on August 24, but the meeting simply served as further confirmation that as throughout you remain unwilling to have constructive discussions. As I have mentioned to you, we are committed to a transaction with Genzyme, and, therefore, we feel we are left with no choice but to take our compelling proposal directly to your shareholders by making its terms public.

          Sanofi-Aventis' fully-financed, all-cash offer to acquire all of the issued and outstanding shares of Genzyme's common stock for $69.00 per share represents a very significant premium of 38% over Genzyme's unaffected share price of $49.86 on July 1, 2010. Our offer also represents a premium of almost 31% over the one-month historical average share price through July 22, 2010, the day prior to press speculation that Sanofi-Aventis had made an approach to acquire Genzyme. Based on the analysts' consensus estimates, this represents a multiple of 36 times 2010 EPS and 20 times 2011 EPS, which takes into account the expected recovery of Genzyme's performance in 2011.

          We believe that now is the right time for you and the Genzyme Board to consider a potential transaction that maximizes value for Genzyme's shareholders. Genzyme has underperformed its peers for a number of years. It continues to face several significant and well-documented challenges that were discussed thoroughly during this year's proxy campaign, and which Genzyme recently disclosed will take three to four years to resolve. An acquisition by Sanofi-Aventis would not only position Genzyme to overcome these challenges quickly and successfully by applying Sanofi-Aventis' global resources and expertise to help realize Genzyme's business strategy, but also deliver near-term compelling value to Genzyme's shareholders that takes into account the company's future upside potential.

          As I explained in my July 29 letter, the proposed transaction would provide several key benefits to Genzyme, its shareholders, employees and the patients and physicians it serves, including:

  •
  Achievement of Genzyme's Vision: Sanofi-Aventis would put its full resources behind Genzyme to invest in developing new treatments, enhance penetration in existing markets and further expand into emerging markets. Genzyme would be able to leverage Sanofi-Aventis' strong global footprint and its manufacturing expertise in order to address Genzyme's manufacturing issues.

  •
  Center of Excellence: Sanofi-Aventis already recognizes the strategic importance of the greater Boston area as evidenced by the establishment of Sanofi-Aventis' oncology and vaccines research units in Cambridge. Genzyme would become the global center for excellence for Sanofi-Aventis in rare diseases and further increase Sanofi-Aventis' presence in the greater Boston area.

  •
  Continuation of Genzyme's Legacy within Sanofi-Aventis: Genzyme's rare disease business would be managed as a stand-alone division under the Genzyme brand, with its own R&D, manufacturing and commercial infrastructure, similar to how Sanofi-Aventis has handled other recent transactions. Genzyme's management and employees would play a key role within Sanofi-Aventis following the acquisition.

  •
  Fully Financed, All-Cash Premium Offer: The purchase price would be paid in cash, offering immediate, substantial and certain value for Genzyme's shareholders. Our offer is fully financed and is not subject to a financing contingency.

          As I indicated in my July 29 letter to you, in addition to these compelling reasons, we believe there are many others that demonstrate why Sanofi-Aventis is the right partner for Genzyme. Sanofi-Aventis has significant expertise executing and integrating acquisitions, and a strong track record of creating value through those acquisitions by enhancing their performance through leveraging Sanofi-Aventis' capabilities. Sanofi-Aventis has demonstrated that it is a good corporate partner by enabling its affiliates to maintain their distinctive culture and focus on their core strengths. Sanofi-Aventis is strong financially with a market capitalization of approximately $75 billion, annual revenue of approximately $38 billion and annual EBITDA of approximately $16 billion. From Sanofi-Aventis' perspective, the proposed transaction would provide a new sustainable growth platform.

          It is our preference to work together with you and the Genzyme Board to reach a mutually agreeable transaction. As we have consistently stated, we place value on the ability to engage in a constructive dialogue and to conclude a successful outcome that would ensure a timely and smooth integration.

          We have engaged and have been working closely with Evercore Partners and J.P. Morgan, as lead financial advisors, and Weil, Gotshal, as legal counsel. As explained in my July 29 letter, we have completed an extensive analysis of Genzyme and have carefully considered the proposed transaction on the basis of publicly available information. We do not believe that there are any regulatory or other impediments to consummation of the proposed transaction. We could complete our confirmatory due diligence and finalize the terms of a transaction in a two-week period.

          Sanofi-Aventis is committed to a transaction with Genzyme. Given the substantial value represented by our offer and the other compelling benefits of a transaction, we are confident that Genzyme's shareholders will support our proposal. We have taken the step of making this letter public, so as to explain directly to your shareholders our proposal, our actions and our commitment. Your continued refusal to enter into constructive discussions will serve only to further delay the ability of your shareholders to receive the substantial value represented by our all-cash offer. We therefore are prepared to consider all alternatives to complete this transaction. Our team and advisors are ready to meet with you and your team immediately to discuss our proposal and to move things forward expeditiously.

  Yours sincerely,

  Sanofi-Aventis

  By: Christopher A. Viehbacher
        Chief Executive Officer

  cc: Board of Directors, Genzyme Corporation

        After receiving this letter, Mr. Termeer convened conference calls with Mr. Wirth, Mr. Wyzga and representatives of Credit Suisse, Goldman Sachs and Ropes & Gray. Mr. Wirth informed each Company director of the letter and arranged for a meeting of the Company Board to determine the Company's response. At a meeting of the Company Board that afternoon, the Company Board discussed the renewed proposal and concluded that it provided no new information and no improvement on price. Accordingly, the Company Board unanimously reaffirmed its rejection of Sanofi's $69.00 proposal and authorized the Company to communicate that rejection to Sanofi and issue the following press release:

Genzyme Confirms Receipt of Unsolicited Proposal

  CAMBRIDGE, Mass.—(BUSINESS WIRE)—Genzyme Corp. (NASDAQ: GENZ) today confirmed that it has received an unsolicited, non-binding proposal from Sanofi-Aventis to acquire all the outstanding shares of Genzyme for $69 per share in cash. The Genzyme board of directors met last night, unanimously affirmed its previous rejection of Sanofi's proposal, and instructed the company to send Sanofi the following response letter:

  Dear Mr. Viehbacher:

  The Genzyme board is now in receipt of your second unsolicited letter proposing to acquire the company for $69 per share in cash. This letter, received yesterday, is identical to last month's offer. It provides no new information and no improvement in price, and therefore fails to establish a basis for engagement by the Genzyme board.

  This should come as no surprise to Sanofi. On August 11, 2010, Genzyme responded to your first letter dated July 29, 2010. In our response, we stated that, "without exception, each member of the Genzyme board believes this is not the right time to sell the company, because your opportunistic takeover proposal does not begin to recognize the significant progress underway to rectify our manufacturing challenges or the potential for our new-product pipeline." Our board met last evening in response to your second letter and unanimously confirmed those views.

  As you are well aware, our bankers met with your financial advisors on August 24, 2010, and provided very useful, non-public information regarding progress the company has made to meaningfully improve its manufacturing capacity, the tremendous future upside of our multiple sclerosis drug alemtuzumab, and our outlook for significant cost reductions that will further drive our earnings growth. Moreover, last week's public announcement that we have begun to increase the supply of Cerezyme for patients with Gaucher disease to near-normal levels, and that supplies of Fabrazyme for patients with Fabry disease will increase beginning in the fourth quarter, further illustrates the progress we are making as well as the opportunistic nature of your proposal.

  Notwithstanding this information and assistance, you have not increased your price above $69 per share. You and your advisors claim you are willing to pay more but that you are unwilling to "bid against yourself." The Genzyme board is not prepared to engage in merger negotiations with Sanofi based upon an opportunistic proposal with an unrealistic starting price that dramatically undervalues our company.

  As you know, the Genzyme board includes representatives of some of our major shareholders. Our board has worked actively to understand the true value of our company and is unanimous and resolute in its commitment to maximize Genzyme's future value for all of our shareholders.

  Yours truly,

  Henri A. Termeer
  Chairman and Chief Executive Officer

  Genzyme noted that there is no need for company shareholders to take any action at this time. Genzyme's financial advisors are Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co., and its legal advisor is Ropes & Gray LLP

In addition, at the August 29 meeting of the Company Board, the independent directors of the Company Board—which includes all directors except Mr. Termeer—determined to retain Wachtell, Lipton, Rosen & Katz ("Wachtell, Lipton") as legal counsel to the independent directors, and on August 30, 2010, Wachtell, Lipton was formally retained.

        In advance of a September 9, 2010 special meeting of the Company Board, Credit Suisse and Goldman Sachs were asked to summarize different options available to Sanofi, as well as strategic options potentially available to the Company. These summaries were presented to the Company Board during the September 9 meeting, during which Credit Suisse and Goldman Sachs also described Sanofi's ongoing actions, including its meetings with certain shareholders of the Company, as well as the reported reactions of those shareholders to Sanofi's proposal. After presentation of the summaries, the Company Board discussed the options available.

        On September 16, 2010, Mr. Termeer received a telephone call from Mr. Viehbacher. Mr. Viehbacher indicated that he had discussed Sanofi's interest in the Company with Carl Icahn, a major shareholder of the Company, and that Mr. Icahn had suggested Mr. Viehbacher reach out to Mr. Termeer. During the phone call, Mr. Viehbacher proposed a meeting with Mr. Termeer to discuss Sanofi's proposal. Mr. Termeer accepted Mr. Viehbacher's invitation.

        On September 17, 2010, Mr. Termeer informed Mr. Wirth and Mr. Wyzga of Mr. Viehbacher's call and then also discussed the call and proposed meeting with Mr. Whitworth and Mr. Carpenter, members of the Strategic Planning Committee. Mr. Wirth subsequently discussed Mr. Viehbacher's call with Mr. Bertolini, the remaining member of the Strategic Planning Committee, on September 18, 2010. The Strategic Planning Committee instructed Mr. Termeer that during the meeting, he should discuss the intrinsic value of the Company, but otherwise should listen and report back on Mr. Viehbacher's proposal.

        The meeting between Mr. Termeer and Mr. Viehbacher took place on September 20, 2010, and included Mr. Wirth and Sanofi's Chief Financial Officer, Jérôme Contamine. During the meeting, Mr. Viehbacher focused his remarks on elaborating on his previously expressed position that the unaffected Share price of the Company prior to rumors of Sanofi's interest in acquiring the Company fairly reflected the Company's prospects and the risks inherent in its recovery from the manufacturing interruption at its Allston Landing biologics manufacturing facility, requested that Mr. Termeer provide a price range at which a deal could be consummated, and proposed that the parties agree to a price range of from $69.00 per Share to $80.00 per Share. Mr. Termeer, consistent with the Strategic Planning Committee's instructions and the Company Board's position with respect to Sanofi's proposal, declined to agree to Mr. Viehbacher's proposed price range of $69.00 per Share to $80.00 per share or to suggest any other price range, but he discussed at length the intrinsic value of the Company, reiterated the Company Board's unanimous view that $69.00 per Share was an inappropriate price at which to commence negotiations or diligence and encouraged Mr. Viehbacher to demonstrate his commitment to acquiring the Company by raising his offer to a price that would more fairly reflect the Company's intrinsic value and persuade the Company Board to enter into discussions with Sanofi. In the course of the discussion, Mr. Viehbacher also noted that as a result of his discussions with shareholders of the Company, he believed a transaction between Sanofi and the Company was of interest to the Company's shareholders but avoided any statement that the Company's shareholders had any interest in such a transaction at a price of $69.00 per Share. Mr. Viehbacher further indicated that Sanofi was potentially willing to raise its proposed per Share consideration from $69.00 per Share, but not until he was provided by the Company with a range at which the Company believed a deal could be consummated. Mr. Termeer, consistent with the Company Board's direction, again declined to discuss any particular price range, and instead focused his remarks on the intrinsic value of the Company, the progress the Company was making in recovering from its manufacturing interruption and resupplying the market for Cerezyme and Fabrazyme, the potential recovery in the Company's financial results expected during 2011 that was not yet fully reflected in market expectations and the substantial commercial potential of alemtuzumab in MS. Throughout the meeting, Mr. Viehbacher stated that his proposed price range of $69.00 per Share to $80.00 per Share was manageable, but that, based on his current understanding, he could not get to $80.00 per Share. At the end of the meeting, Mr. Viehbacher noted that he believed Sanofi had three options: (1) to walk away from a possible deal with the Company, which Mr. Viehbacher indicated was an unacceptable option in light of the value of the transaction to Sanofi and the substantial time he had put into the proposed deal; (2) to try to engage further with the Company and the Company Board, which seemed difficult in light of the Company's position; or (3) to launch a public tender offer. Mr. Viehbacher indicated at that time that he was of the view that Sanofi had no choice but to commence a tender offer.

        The next day, on September 21, 2010, Mr. Termeer reported the full details of the meeting to the Company Board. The Company's legal and financial advisors discussed the options available to Sanofi, including the consequences of Sanofi launching a tender offer without the support of the Company Board. After discussion of the meeting as well as the potential implications of a public tender offer by Sanofi, the Company Board reconfirmed that $69.00 per Share was not an appropriate price at which it would allow Sanofi to commence due diligence or at which negotiations should begin, and instructed management to prepare and implement an aggressive program to communicate with the Company's shareholders about the intrinsic value of the Company.

        On October 4, 2010, Sanofi sent a letter to Mr. Termeer stating that Sanofi would commence a tender offer to acquire all outstanding Shares at $69.00 per Share. The text of that letter is set forth below:

  October 4, 2010

  VIA EMAIL, TELECOPIER AND DHL
  Mr. Henri Termeer
  Chairman, President and Chief Executive Officer
  Genzyme Corporation
  500 Kendall Street
  Cambridge, Massachusetts 02142
  USA

  Dear Henri,

  We are disappointed that you remain unwilling to have constructive discussions with us regarding our offer to acquire Genzyme Corporation. We continue to believe that our proposal is compelling for you shareholders and would provide them with immediate and substantial value that reflects the potential of Genzyme's business and pipeline.

  Subsequent to making our offer public on August 29, 2010, we met with your largest shareholders owning collectively over 50% of Genzyme's outstanding shares. It was clear from our meetings that your shareholders are supportive of our initiative and, like us, are frustrated with your refusal to have meaningful discussions with us regarding our proposal. Your continued refusal to engage with us in a constructive manner is denying your shareholders an opportunity to receive a substantial premium, to realize immediate liquidity, and to protect against the risks associated with Genzyme's business and operations.

  After several months of our repeated requests for a meeting with you, we finally met on September 20, 2010. Unfortunately, this meeting was not productive. In an effort to advance our discussions, I shared a very narrow information request focused on confirming your anticipated manufacturing recovery. Even though we and the market have analyzed and assessed the prospects for alemtuzumab, I proposed a meeting with your commercial team to understand their perspectives on the role alemtuzumab could play in the evolving multiple sclerosis market. You were unwilling to pursue either of these or any other path forward. You were also unwilling to provide us with your perspective on an appropriate valuation for Genzyme.

  You have, therefore, left us no alternative but to commence a tender offer and take our offer directly to your shareholders. We strongly believe that our offer price of $69.00 per share in cash is compelling and represents substantial value for Genzyme's shareholders.

  This offer represents a premium of 38% over Genzyme's unaffected share price of $49.86 on July 1, 2010, the day prior to the press speculation regarding Sanofi-Aventis' potential acquisition plans for a large US biotech company. It also represents a premium of almost 31% over the one-month historical average share price through July 22, 2010, the day prior to press speculation that Sanofi-Aventis had made an approach to acquire Genzyme.

  We believe that a combination of our two businesses would be beneficial to our respective shareholders and employees, and the patients and physicians we serve. Sanofi-Aventis would put its full resources behind Genzyme to invest in developing new treatments, enhance penetration in existing markets and further expand into emerging markets. Sanofi-Aventis is well positioned to help Genzyme address its manufacturing problems. Genzyme would become the global center for excellence for Sanofi-Aventis in rare diseases and this unit would be managed as a stand-alone division under the Genzyme brand, with its own R&D, manufacturing and commercial infrastructure. Genzyme's management and employees would play a key role within Sanofi-Aventis, and the combination would further increase Sanofi-Aventis' presence in the greater Boston area.

  It remains our strong preference to work together with you to reach a mutually agreeable transaction. However, given your unwillingness to engage in constructive discussions with us, we had no choice but to commence a tender offer. Given our commitment to this transaction, we will continue to consider all alternatives for consummating an acquisition of Genzyme. We believe it is in the best interests of both companies, and our respective shareholders and other constituencies, to move forward quickly to complete this transaction. We and our advisors are available to meet with you to discuss the terms of our offer and to conclude a transaction expeditiously.

  Yours sincerely,

  Sanofi-Aventis

  By: Christopher A. Viehbacher
        Chief Executive Officer

  cc: Genzyme Board of Directors

        Also on October 4, 2010, after delivering its letter to Mr. Termeer, Sanofi formally commenced the Offer and filed the Schedule TO with the SEC. Promptly thereafter, the Company issued a press release urging its shareholders to take no action on the Offer until the Company Board made its recommendation.

        On October 5, 2010, the Strategic Planning Committee met to discuss the terms of the Offer. From October 5 - 7, 2010, the Company held meetings, at which the Company Board heard presentations from each of its business units, reviewed the status of its product pipeline, and reviewed the Company's financial forecast. During these meetings, the Company Board reviewed the terms of the Offer and considered a number of factors in connection with the Company Board's recommendation to the Company's shareholders regarding the Offer. The Company Board considered presentations by Credit Suisse and Goldman Sachs regarding the Offer, including the opinions of Credit Suisse and Goldman Sachs delivered orally to the directors (which were subsequently confirmed in writing on October 7, 2010) as to the inadequacy of the Offer price or the Offer (as set forth in the respective written opinions), from a financial point of view, to the Company's shareholders (other than in the case of the opinion of Goldman Sachs, the Offeror and any of its affiliates), as well as the advice of counsel. The Company Board and its advisors discussed the process for communicating the Company Board's recommendation to the Company's shareholders and preparations for a future meeting at which the Company would present information with regard to the Company's business and outlook to the Company's shareholders. On October 7, 2010, the Company Board reviewed and confirmed the reasons for its recommendation set forth below (see Item 4 "—Reasons for the Recommendation of the Company Board), unanimously determined that the Offer was inadequate and not in the best interests of the Company's shareholders, and unanimously recommended that the Company's shareholders reject the Offer and not tender their Shares pursuant to the Offer.

Reasons for the Recommendation of the Company Board

        The Offer is based on financial terms identical to those in the two prior unsolicited proposals submitted by Sanofi, which the Company Board previously rejected. The Company Board remains unanimously resolute in its belief that the $69.00 per Share Offer Price continues to be inadequate and opportunistic, fails to recognize the Company's plan for substantial value creation, substantially undervalues the Company relative to its intrinsic value and is not in the best interests of Genzyme or its shareholders.

        The Company Board has reviewed and considered the Offer, after consultation with members of management and its financial and legal advisors. In addition, the independent directors have considered legal advice from their counsel, Wachtell, Lipton. After considering its fiduciary duties under applicable law, the Company Board has unanimously determined that the Offer is inadequate and is not in the best interests of the Company or the Company's shareholders. Accordingly, the Company Board unanimously recommends that Genzyme shareholders reject the Offer and not tender their Shares pursuant to the Offer.

        The Company Board considered each of the following factors, among others, when reaching its recommendation that the Company's shareholders should reject the Offer and not tender their Shares pursuant to the Offer:

        Sanofi's $69.00 per Share Offer Fails to Compensate the Company's Shareholders for the Value of the Company's Unique and Industry-Leading Franchise

  •
  Unique Biotechnology Franchise.  Genzyme pioneered the orphan drug market and is consistently recognized as the industry leader. The Company's portfolio includes 12 market leading therapies with durable revenue streams. The Company has developed long-standing relationships with its patients through its personalized approach to treating specialized patient populations.

  •
  Long History of Research and Development Success.  The Company's commitment to discovering and developing novel therapies that set new standards of care serves as the foundation for the Company's future success. The Company has recruited some of the world's most respected scientists and has commercialized a dozen market leading products that serve unmet patient needs. This commitment to novel therapies helped the Company deliver compound annual revenue growth of 23% from 2002 to 2009. The Company has an extensive number of Phase 2 and Phase 3 trials underway, highlighting its continuing commitment to finding new medicines to serve the best interests of patients, which in turn will help drive future shareholder value for our shareholders.

        Sanofi's Opportunistic Offer Fails to Recognize the Substantial Value Creation Potential of the Company's Five-Point Plan—Which Rightfully Belongs to Genzyme's Shareholders. In May 2010, the Company established a five point plan to restore its manufacturing platform, capitalize on new product opportunities and optimize its capital structure. Genzyme has made significant progress on executing on this plan and the Company Board believes that given the opportunity to fully execute the plan, the Company has the potential to generate substantially more value for shareholders than the Offer Price.

  •
  The Offer Does Not Reflect the Value of the Company's Five Point Plan.  The Company Board recognized that significant value could be delivered to its shareholders through changes to its businesses and capital structure. After a significant period of study, including input from outside consultants, key new hires and the strengthening of the Company Board, the Company announced a substantial and comprehensive value-enhancing plan for the business in May 2010. These changes included:

  •
  Focusing on its core businesses and restoring its track record of manufacturing excellence;

  •
  Capitalizing on product opportunities that are expected to be near-term value drivers, including maximizing the potential of Myozyme, Synvisc-One, and Mozobil, exciting new products that are early in their launch stages, as well as alemtuzumab for MS, mipomersen and eliglustat, important therapies that are expected to be launched over the next three years;

  •
  Disposing of non-core businesses and taking advantage of the Company's core franchise strengths;

  •
  Reducing costs and improving operating margins; and

  •
  Optimizing the Company's capital structure.

  •
  The Offer Does Not Reflect The Progress the Company has Already Made—and Expects to Continue to Make—in Furtherance of its Five Point Plan.  In the short period of time since the announcement of this plan, the Company already has made significant progress in its execution including:

  •
  Agreeing to sell its Genetic testing business for $925 million and proceeding towards the sale of its Diagnostic products and Pharmaceutical intermediates businesses. These actions are intended to optimize the Company's business mix and are expected to be accretive to earnings and improve cash return on invested capital;

  •
  Finalizing its consent decree with the U.S. Food and Drug Administration ("FDA");

  •
  Making substantial progress towards restoring its manufacturing platform:

  •
  The Company is on-track to transition all of its fill/finish operations out of the Company's Allston facility in November 2010 and, by the end of 2012, to increase by four-fold over 2004 levels the bioreactor capacity needed to manufacture the Company's core products; and

  •
  The Company has also been able to increase supply of Cerezyme and Fabrazyme, forecasting that Cerezyme patients will be able to return to normal dosing by September 2010 and Fabrazyme patients will be able to double their doses during the last three months of 2010;

  •
  Developing a multiple year plan, which was based on the advice of independent consultants and focused on potential efficiencies and cost reductions to improve the Company's operating margins. Implementation of this plan will commence in 2010, and will be overseen and directed by the Strategic Planning Committee;

  •
  Implementing the first half of a planned $2 billion stock repurchase program by entering into a $1 billion accelerated share repurchase plan in June 2010, which was financed by the Company's issuance of $1 billion in debt; and

  •
  Identifying opportunities to deploy the substantial cash flow expected to be generated by the Company in order to maximize shareholder value.

        The Offer Does Not Reflect Genzyme's Valuable Pipeline.    Sanofi has stated that a key reason for its Offer is to capture the Company's valuable product pipeline. In addition to failing to reflect the value of restoration of the Company's manufacturing platform, the Company Board believes the Offer also does not reflect the value of the three new products that are expected to be launched by the end of 2013.

    •
    Alemtuzumab for multiple sclerosis (MS)—a potentially transformative once yearly therapy, which would address the large and growing MS market that is projected to reach $14 billion by 2012. The Company believes that this therapy will establish a new standard of efficacy for MS treatment and deliver differentiated durability, convenience and tolerability with a manageable safety profile to this important market;

    •
    Mipomersen for severe hypercholesterolemia—a novel therapy for patients with uncontrolled LDL cholesterol on maximally tolerated lipid lowering therapy; and

    •
    Eliglustat and eliglustat for Type 1 Gaucher disease—a potentially transformative oral therapy candidate with the potential for a rapid impact on bone disease.

        The Offer Price Does Not Adequately Compensate Genzyme Shareholders for the Strategic Importance and Financial Benefit to Sanofi of the Transaction.

  •
  Strategic Importance—Gaps in Sanofi's Pipeline.  According to a July 29, 2010 Reuters report, more than a fifth of Sanofi's 2008 drug revenues face patent expirations through 2013, which does not even include the impact of generic sales of Lovenox. In July 2010, the FDA approved a generic version of Lovenox, one of Sanofi's top selling products. Sanofi is also expected to lose U.S. patent protection for Plavix, another of its top selling products, next year. Most recently, according to a Reuters report on September 28, 2010, two Sanofi patents that would have protected its oncology product Taxotere until 2013 were invalidated by the U.S. District Court for the District of Delaware, clearing the way for potential generic competition.

  •
  Strategic Importance—Genzyme Product Launches.  The Company expects to launch three products by the end of 2013, including alemtuzumab for MS, a potentially transformative therapy for the disease. The Company Board does not believe that the Offer Price reflects the importance of an acquisition of the Company to Sanofi, from both a timing and revenue generation standpoint.

  •
  The "Very Significant" Synergy Opportunity Available to Sanofi.  On an August 30, 2010 conference call with analysts, Sanofi stated that they "expect to achieve meaningful annual synergies" that are "very significant…probably in excess of numbers I've certainly seen in [research] notes to date", including both revenue and cost synergies. The Company Board does not believe that the Offer Price reflects these significant financial benefits.

        The Offer is Financially Inadequate. The Company Board believes that the Offer is financially inadequate and does not reflect the intrinsic value of the Company after considering the following:

  •
  Opinion of Credit Suisse.   Credit Suisse rendered its opinion to the Company Board, subsequently confirmed in writing, that, as of October 7, 2010 and based upon and subject to the factors and assumptions set forth in the written opinion the Offer was inadequate, from a financial point of view, to such holders. The full text of the written opinion of Credit Suisse, dated October 7, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Credit Suisse provided its opinion for the information of the Company Board in connection with its consideration of the Offer. The opinion of Credit Suisse does not constitute advice or a recommendation to any holder of Shares as to how such holder should act on any matter relating to the Offer.

  •
  Opinion of Goldman, Sachs & Co.  Goldman Sachs rendered its opinion to the Company Board, subsequently confirmed in writing, that, as of October 7, 2010 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Offer was inadequate, from a financial point of view, to such holders. The full text of the written opinion of Goldman Sachs, dated October 7, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Company Board in connection with its consideration of the Offer. The opinion of Goldman Sachs is not a recommendation as to whether or not any holder of the Shares should tender such Shares in connection with the Offer or any other matter.

        Accordingly, the Company Board unanimously recommends that shareholders reject the Offer and NOT tender their Shares pursuant to the Offer.

        The Company Board has recommended that management embark on a program to communicate with the Company's shareholders about the intrinsic value of the Company. Accordingly, the Company intends to host a webcast and presentation to shareholders at a meeting in the near future, providing an updated financial outlook and other pertinent information. Subsequent meetings with shareholders are planned to be held in major U.S. cities in the following days. Details on the meetings will be announced separately.

        The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

(c)   Intent to Tender.

        To the knowledge of the Company, after reasonable inquiry, none of the Company's executive officers, directors, affiliates and subsidiaries currently intends to tender into the Offer or sell any Shares held of record or beneficially owned by such person.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        The Company has retained Credit Suisse and Goldman Sachs to act as its financial advisors in connection with among other things, the Company's analysis and consideration of, and response to, the Offer. The Company has agreed to pay Credit Suisse and Goldman Sachs customary fees consisting of an initial upfront fee, a fixed quarterly financial advisory fee for up to four quarters and, in the event a sale of the Company is effected with Sanofi or any other person, a transaction fee based on the aggregate consideration paid in such transaction. The Company has also agreed to reimburse Credit Suisse and Goldman Sachs for their reasonable expenses, including attorneys' fees and disbursements, and to indemnify Credit Suisse and Goldman Sachs and related persons against certain liabilities in connection with their engagements.

        The written opinion of Credit Suisse attached as Annex A hereto lists other investment banking and other financial services Credit Suisse and its affiliates have in the past provided, and are currently providing, to the Company and its affiliates for which Credit Suisse and its affiliates have received, or would expect to receive, compensation. The written opinion of Goldman Sachs attached as Annex B hereto lists other investment banking services Goldman Sachs has provided, and is currently providing to the Company and its affiliates for which its Investment Banking Division has received, and may receive, compensation.

        The Company has retained Innisfree to provide consulting, analytic and information agent services in connection with the Offer, and to assist with communications with the Company's shareholders. The Company has agreed to pay Innisfree customary compensation for such services. In addition, the Company has agreed to reimburse Innisfree for its out-of-pocket expenses and to indemnify it against certain liabilities in connection with its engagement.

        The Company has retained Kekst and Company Inc. ("Kekst") as its public relations advisor in connection with the Offer. The Company has agreed to pay Kekst customary compensation for such services. In addition, the Company has agreed to reimburse Kekst for its out-of-pocket expenses and to indemnify it against certain liabilities in connection with its engagement.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company.

        As discussed in Item 4 "—Reasons for the Recommendation of the Company Board," on June 17, 2010, the Company issued the Notes. The Notes were offered and sold either to "qualified beneficial owners" pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), or to persons outside the United States under Regulation S of the Securities Act. As discussed in Item 5

"Persons/Assets, Retained, Employed, Compensated or Used," also on June 17, 2010, the Company entered into a master confirmation agreement and supplemental confirmation agreement with Goldman Sachs to effect an accelerated repurchase of $1 billion of the Company's Shares. Other than the issuance of the Notes, the accelerated share repurchase program and in the ordinary course of business in connection with the Company's employee benefit plans, no transactions in the Company's securities have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge after reasonable inquiry and a review of Form 4 filings, by any of the Company's directors, executive officers, affiliates or subsidiaries, except that on August 20, 2010, Charles L. Cooney made a gift of 375 Shares.

Item 7.    Purpose of the Transaction and Plans or Proposals.

        For the reasons discussed in Item 4 "—Reasons for the Recommendation of the Company Board," the Company Board unanimously determined that the Offer is inadequate and not in the best interests of the Company. Accordingly, the Company Board unanimously recommends, on behalf of the Company, that the Company's shareholders reject the Offer and not tender their Shares pursuant to the Offer. The Company routinely maintains contact with other participants in its industry regarding a wide range of business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. The Company Board, in order to be fully informed about the Company's value in comparison with the Company's stand-alone strategic plan, has authorized the Company's advisors and management to probe and evaluate alternatives for the Company and its assets, which will include contacting third parties. These probes do not constitute authorization of a process to sell the Company or any of its assets. The Company's policy has been, and continues to be, not to disclose the existence or content of any such discussions or negotiations with third parties (except as may be required by law) as any such disclosure could jeopardize any future discussions or negotiations that the Company may conduct. The Company may determine to pursue discussions or negotiations with various parties, and, in the course of such discussions, the Company may enter into confidentiality agreements and may supply confidential information to one or more parties. Except as described in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, including, without limitation, the actions contemplated to be taken pursuant to the Company's five point plan to increase shareholder value described in Item 4 "—Reasons for the Recommendation of the Company Board," the Company is not now undertaking or engaged in any discussions or negotiations in response to the Offer that relates to or would result in (1) a tender offer for, or other acquisition of, Shares or any other securities of the Company by Sanofi, any of its subsidiaries, or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as described or referred to in this Schedule 14D-9 or the annexes and exhibits to this Schedule 14D-9 or the Offer, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

        Notwithstanding the foregoing, the Company may in the future engage in discussions or negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph, and it has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize the discussions or negotiations that the Company may conduct. Accordingly, the Company Board has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as required by law.

        As initially announced by the Company in May 2010, the Company is pursuing strategic alternatives for its Genetic testing, Diagnostic products and Pharmaceutical intermediates businesses.

The Company has entered into an agreement to sell its Genetic testing business unit and is targeting transactions for its Diagnostics products and Pharmaceutical intermediates business units by year-end.

Item 8.    Additional Information.

(a)   Appraisal Rights.

        The Company shareholders will not have appraisal rights in connection with the Offer. The Company believes that shareholders also would not be entitled to appraisal rights in connection with the Proposed Merger. Under Section 13.02(a)(1) of the MBCA, shareholders of a Massachusetts corporation generally are entitled to appraisal rights in the event of a merger, but such rights are subject to certain exceptions. One exception applies to a merger in which shareholders receive only cash in exchange for their shares and no director, officer or controlling shareholder of the corporation has a direct or indirect material financial interest in the merger other than in (i) his, her or its capacity as a shareholder of the corporation, (ii) his, her or its capacity as a director, officer, employee or consultant of the corporation or the acquiring company pursuant to bona fide arrangements with the corporation or the acquiring company or (iii) any other capacity so long as the shareholder owns less than 5% of the voting securities of the corporation.

        The Company believes this exception would be applicable in the Proposed Merger and that shareholders would not be entitled to appraisal rights in connection with the Proposed Merger. However, Section 13.02(a)(1) of the MBCA has not been the subject of judicial interpretation. Accordingly, it is possible that a court could conclude that no exception is applicable in connection with the Proposed Merger and that shareholders are entitled to appraisal rights under Massachusetts law. Any shareholder who believes he, she or it is entitled to appraisal rights and who wishes to preserve such rights should carefully review Sections 13.01 through 13.31 of the MBCA, which sets forth the procedures necessary to perfect appraisal rights. Failure to strictly comply with such procedures would result in the loss of any appraisal rights to which a shareholder may be entitled.

(b)   Anti-Takeover Statutes.

        Chapter 110F of the Massachusetts General Laws prevents an "interested stockholder" (including a person who owns or has the right to acquire 5% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Massachusetts corporation for a period of three years following the date that such interested stockholder became an interested stockholder unless:

  (i)
  prior to the date such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

  (ii)
  upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 90% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

  (iii)
  on or subsequent to the date the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

        Chapter 110D of the Massachusetts General Laws restricts the voting rights of shares acquired in a control share acquisition, unless, among other things, the articles of organization or by-laws of a Massachusetts corporation provide that such restrictions are inapplicable. The Company's by-laws provide that the provisions of Chapter 110D do not apply to the Company, and, therefore such restrictions will not be applicable to Shares purchased by Offeror in the Offer, unless the Company Board amends the Company's by-laws prior to the closing of the Offer. The Company Board reserves the right to amend the Company's by-laws, prior to the closing of the Offer, to elect to have the Company covered by Chapter 110D, in which event Shares purchased by Offeror in the Offer would be subject to Chapter 110D.

        Chapter 110C of the Massachusetts General Laws addresses take-over bids, which are acquisitions or offers to acquire more than 10% of the outstanding equity securities of a target company. Chapter 110C requires a bidder to publicly announce the terms of its offer and file certain disclosure with the Secretary of the Commonwealth of Massachusetts prior to making a take-over bid, and authorizes the Secretary of the Commonwealth of Massachusetts to hold a hearing regarding the take-over bid. Under Chapter 110C, a bidder that fails to disclose its intent to gain control over a target company prior to acquiring 5% of the target company's stock is precluded from making a takeover bid for one year after crossing the 5% threshold. Penalties for violating Chapter 110C include imprisonment for up to 3 years. Chapter 110C is similar, but not identical, to an Illinois statute that the Supreme Court determined was unconstitutional, and the United States Court of Appeals for the First Circuit has indicated that Chapter 110C is likely unconstitutional.

        Section 8.06(b) of the MBCA, provides that "notwithstanding anything to the contrary in [the MBCA] or in the articles or organization or bylaws of any public corporation, the terms of the directors of a public corporation shall be staggered by dividing the number of directors into 3 groups, as nearly equal number as possible ... ." As permitted under the MBCA, in 2006, the Company Board adopted a vote providing that the Company elected to be exempt from the provisions of Section 8.06(b). Under Section 8.06(b), the Company Board may, at any time, vote that election of directors again be subject to 8.06(b). The Company Board, accordingly, retains the ability to stagger election of directors at the 2011 annual meeting of shareholders or any subsequent annual meeting of shareholders.

        A shareholder rights plan is a device that gives shareholders, other than an entity that acquires above a certain threshold of a corporation's stock, the right to acquire equity at a discounted price. Section 6.24 of the MBCA authorizes the board of directors of a Massachusetts corporation to adopt shareholder rights plans with terms a board of directors determines are reasonable and in the best interests of the corporation. The Company does not have a shareholder rights plan in place, but the Company Board retains the ability to adopt such a rights plan in the future.

        Section 8.30(a)(3) of the MBCA, states: "In determining what the director reasonably believes to be in the best interests of the corporation, a director may consider the interests of the corporation's employees, suppliers, creditors and customers, the economy of the state, the region and the nation, community and societal considerations, and the long-term and short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation."

(c)   Regulatory Approvals.

Antitrust in the United States

        Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless required information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Offeror pursuant to the Offer is subject to such requirements. Sanofi is required to file a Notification and Report Form with the Antitrust Division and the FTC relating to its proposed acquisition of the Company. The Company received notice that Sanofi intended to file its Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC on October 4, 2010. If the filing was made on October 4, 2010, the Company will be required to submit a responsive Notification and Report Form with respect to the Offer with the FTC and the Antitrust Division on or before 5:00 p.m., New York City time, on October 14, 2010.

        Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Sanofi of its Notification and Report Form with respect to the Offer, unless Sanofi voluntarily pulls its initial Notification and Report Form as a prelude to re-filing, unless Sanofi receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless the antitrust agencies grant early termination of the waiting period. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC issues a request for additional information or documentary material concerning the Offer, the waiting period will expire 10 days after the date Sanofi certifies substantial compliance with the request, unless otherwise extended by court order.

        The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Offeror's or Sanofi's acquisition of Shares pursuant to the Offer. At any time before or after Offeror's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Offeror or Sanofi or the divestiture of substantial assets of Sanofi or its subsidiaries or the Company or its subsidiaries. Private parties and individual state attorneys general may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, the result thereof.

        If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, or if the FTC, the Antitrust Division, a state attorney general, or a private party obtains an order enjoining the purchase of Shares, then Sanofi and Offeror will not be obligated to proceed with the Offer or the purchase of any Shares not previously purchased pursuant to the Offer. Additionally, Sanofi and Offeror may terminate the Offer if any action, proceeding, injunction, order or decree becomes applicable to Sanofi that seeks to restrain or prohibit the exercise by Sanofi of its full rights of ownership or operation of all or a portion of Sanofi's business or assets or those of the Company.

Foreign Competition Law Filings

        The Company conducts business in a number of foreign countries. In connection with the purchase of the Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. As noted above, the Offer is conditioned upon receipt of approvals or notifications under applicable foreign antitrust, competition or merger control laws applicable to the purchase of Shares in the Offer. According to the Schedule TO, Offeror has indicated that intends to make a filing with the European Commission ("EU") pursuant to Article 7(1) of Council Regulation No. 139/2004, and that it does not intend to complete the offer until a decision has been made by the EU. Additionally, Offeror has noted in its Schedule TO that it intends to provide notice of the Offer to antitrust authorities in Brazil, Japan and Korea.

        Competition authorities in those or other countries may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of Shares pursuant to the Offer, or seek the divestiture of Shares acquired by Sanofi and Offeror or the divestiture of substantial assets of the Company or its subsidiaries or Sanofi or its subsidiaries. There can be no assurance that Sanofi and Offeror will obtain all required foreign antitrust approvals or clearances or that a challenge to the Offer by foreign competition authorities will not be made, or, if such a challenge is made, the result thereof.

Committee on Foreign Investment in the United States

        Under Section 721 of Title VII of the United States Defense Production Act of 1950, as amended, and the rules and regulations thereunder (the "Exon-Florio Amendment"), the President of the United States is authorized to prohibit or suspend acquisitions, mergers or takeovers by foreign persons of persons engaged in interstate commerce in the United States if the President determines, after investigation, that there is credible evidence that such foreign persons in exercising control of such acquired persons might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate authority to protect national security. Pursuant to the Exon-Florio Amendment, a party or parties to a transaction may provide a notification to the Committee on Foreign Investment in the United States ("CFIUS"), which has been designated by the President to administer the Exon-Florio Amendment, for review of the transaction. Notification is not mandatory, but CFIUS has authority to initiate a review of a transaction in the absence of a voluntary notification, including after the transaction has closed.

        Once a review has been initiated (whether by notification or CFIUS's own initiative), CFIUS has 30 calendar days to decide whether to initiate a formal investigation. If CFIUS declines to investigate, the review process is complete. If CFIUS decides to investigate, it has 45 days in which to resolve the matter or prepare a recommendation to the President of the United States, who must then decide within 15 days whether to block the transaction. CFIUS may condition its clearance of a transaction upon commitments to be provided by the acquirer. These timetables may be extended in some circumstances if information is not provided as requested. Regardless of whether or not notification is made, there is no prohibition against the consummation of an acquisition, merger or takeover while a review is pending, but CFIUS retains jurisdiction to review a covered transaction following its consummation (unless a review was completed prior to closing).

        The Company is engaged in interstate commerce in the United States and Sanofi is a foreign person, and therefore the Offer is potentially subject to review under the Exon-Florio Amendment. To date, the Company has no knowledge of Sanofi's or the Offeror's intentions with respect to filing a notice of the Offer or the Proposed Merger with CFIUS.

(d)   Litigation

Federal Cases

        On August 11, 2010, Jerry L. & Mena M. Morelos Revocable Trust filed a lawsuit allegedly on behalf of a putative class of shareholders in the U.S. District Court for the District of Massachusetts against the Company, the Company Board and Sanofi (the "Morelos Action"). The suit alleges that the Company's directors breached their fiduciary duties by attempting to sell Genzyme without regard to the effect of a potential transaction on shareholders, adopting processes and procedures that will not benefit shareholders and engaging in self-dealing in order to obtain personal benefits not shared equally by all shareholders in connection with a purported proposed merger. The suit alleges that certain of the Company's directors are beholden to activist shareholders. The suit also alleges that the Company and Sanofi aided and abetted the purported breaches of fiduciary duties. The suit seeks, among other relief, (i) class action status, (ii) an order enjoining the defendants from consummating a transaction, unless and until Genzyme adopts procedures designed to obtain the best value for the its shareholders, (iii) an order directing the defendants to exercise their fiduciary duties and commence a sales process that is in the best interest of shareholders, (iv) an order rescinding, to the extent already implemented, any transaction agreement, (v) an order imposing a constructive trust in favor of the plaintiff and the putative class upon any benefits improperly received by the defendants as a result of any transaction, and (vi) an award to plaintiffs of the costs of the action, including reasonable attorneys' and experts' fees and expenses.

        A copy of the petition in the Morelos Action is attached hereto as Exhibit (a)(5). The foregoing description of the Morelos Action is qualified in its entirety by reference to Exhibit (a)(5) hereto.

        On September 8, 2010, Bernard Malina filed a lawsuit allegedly on behalf of a putative class of shareholders in the U.S. District Court for the District of Massachusetts against the Company and the Company Board (the "Malina Action"). The suit alleges that the Company's directors breached their fiduciary duties by attempting to sell Genzyme without regard to the effect of a potential transaction on shareholders and engaging in a plan and scheme to obtain personal benefits at the expense of shareholders in connection with a purported proposed merger. The suit seeks, among other relief, (i) class action status, (ii) an order directing the defendants to exercise their fiduciary duties and commence a sales process that is in the best interest of shareholders, (iii) compensatory damages, and (iv) an award to plaintiffs of the costs of the action, including reasonable attorneys', accountants' and experts' fees and expenses.

        A copy of the petition in the Malina Action is attached hereto as Exhibit (a)(6). The foregoing description of the Malina Action is qualified in its entirety by reference to Exhibit (a)(6) hereto.

        On September 9, 2010, Emanuel Resendes filed a lawsuit allegedly on behalf of a putative class of shareholders in the U.S. District Court for the District of Massachusetts against the Company Board (the "Resendes Action"). The suit alleges that the Company's directors breached their fiduciary duties by attempting to sell Genzyme without regard to the effect of a potential transaction on shareholders and engaging in self-dealing in order to obtain personal benefits not shared equally by all shareholders in connection with a purported proposed merger. The suit seeks, among other relief, (i) class action status, (ii) an order enjoining the defendants from entering into any contract which harms the class or could prohibit the defendants from maximizing shareholder value, (iii) an order enjoining the defendants from initiating any defensive measures that would make the consummation of a transaction more difficult or costly for a potential acquiror, (iv) an order directing the defendants to exercise their fiduciary duties and refrain from advancing their own interests at the expense of the class and their fiduciary duties, and (v) an award to plaintiffs of the costs of the action, including reasonable attorneys' and experts' fees and expenses.

        A copy of the petition in the Resendes Action is attached hereto as Exhibit (a)(7). The foregoing description of the Resendes Action is qualified in its entirety by reference to Exhibit (a)(7) hereto.

        On September 14, 2010, William S. Field, Trustee u/a dated October 12, 1991, by William S. Field Jr., filed a lawsuit allegedly on behalf of a putative class of shareholders in the U.S. District Court for the District of Massachusetts against the Company and the Company Board (the "Field Action"). The suit alleges that the Company's directors breached their fiduciary duties by failing to pursue the a transaction that would provide the highest value reasonably available for shareholders and by not providing full and fair disclosure to shareholders. The suit seeks, among other relief, (i) class action status, (ii) an order appointing an independent special committee to the Company with authority to evaluate, negotiate and, if in the best interests of shareholders, accept the Offer or a other offers, (iii) an award to plaintiffs of the costs of the action, including reasonable attorneys', accountants' and experts' fees and expenses and (iv) such other relief as the court deems proper.

        A copy of the petition in the Field Action is attached hereto as Exhibit (a)(8). The foregoing description of the Field Action is qualified in its entirety by reference to Exhibit (a)(8) hereto.

        The plaintiffs and the defendants in the Morelos Action, Malina Action, Resendes Action and Field Action expect to file a joint stipulation with the federal court seeking consolidation of the cases. The Company and its directors believe that the claims made by the stockholder plaintiffs in these federal actions are without merit and intend to defend them vigorously.

State Cases

        On August 16, 2010, plaintiff Chester County Employees' Retirement Fund filed a lawsuit allegedly on behalf of a putative class of shareholders in Massachusetts Superior Court (Middlesex County) against the Company and the Company directors (the "Chester Action"). An amended complaint was filed in the Chester Action on September 2, 2010. The amended complaint alleges that the defendants breached their fiduciary duties by failing to adequately inform themselves regarding the potential offer by Sanofi or any offer by any other party and failing to pursue the best available transaction for shareholders. The suit seeks, among other relief, (i) class action status, (ii) an order enjoining the defendants from initiating any defensive measures designed to prevent shareholders from receiving and accepting a value-maximizing offer, (iii) an order directing the defendants to exercise their fiduciary duties to obtain a transaction in shareholders' best interests, (iv) compensatory damages and (v) an award to plaintiffs of the costs of the action, including reasonable attorneys' and experts' fees and expenses. On September 23, 2010, by joint motion of the parties, the Chester Action was transferred to the Business Litigation Session of Suffolk County Superior Court in Boston, Massachusetts.

        A copy of the amended complaint in the Chester Action is attached hereto as Exhibit (a)(9). The foregoing description of the Chester Action is qualified in its entirety by reference to Exhibit (a)(9) hereto.

        On August 17, 2010, Alan R. Kahn filed a lawsuit allegedly on behalf of a putative class of shareholders in the Massachusetts Superior Court (Middlesex County) against the Company, the Company's executive officers and the Company's directors (the "Kahn Action"). The suit alleges that the defendants breached their fiduciary duties in approving a proposed transaction and failing to negotiate in good faith with Sanofi. The suit seeks, among other relief, (i) class action status, (ii) an order enjoining the defendants from initiating any defensive measures that would inhibit the defendants' ability to maximize shareholder value, (ii) compensatory damages and (iii) an award to plaintiffs of the costs of the action, including reasonable attorneys' and experts' fees and expenses.

        A copy of the complaint in the Kahn Action is attached hereto as Exhibit (a)(10). The foregoing description of the Kahn Action is qualified in its entirety by reference to Exhibit (a)(10) hereto.

        On September 1, 2010, David Shade filed a lawsuit allegedly on behalf of a putative class of shareholders in the Massachusetts Superior Court (Middlesex County) against the Company, the Company's executive officers and the Company's directors (the "Shade Action"). The suit alleges that the defendants breached their fiduciary duties in rejecting all offers and approaches by Sanofi and refusing to engage in any negotiations with Sanofi. The suit seeks, among other relief, (i) class action status, (ii) a declaration that the defendants breached their fiduciary duties, (ii) compensatory damages and (iii) an award to plaintiffs of the costs of the action, including reasonable attorneys' fees and expenses and experts' fees.

        A copy of the complaint in the Shade Action is attached hereto as Exhibit (a)(11). The foregoing description of the Shade Action is qualified in its entirety by reference to Exhibit (a)(11) hereto.

        On September 2, 2010, the Louisiana Municipal Police Employees' Retirement System filed a lawsuit allegedly on behalf of a putative class of shareholders in the Massachusetts Superior Court (Middlesex County) against the Company, the Company's executive officers and the Company's directors (the "Louisiana Action"). The suit alleges that the defendants breached their fiduciary duties in rejecting all offers and approaches by Sanofi and refusing to engage in any negotiations with Sanofi. The suit seeks, among other relief, (i) class action status, (ii) a declaration that the defendants breached their fiduciary duties, (ii) compensatory damages and (iii) an award to plaintiffs of the costs of the action, including reasonable attorneys' fees and expenses and experts' fees.

        A copy of the complaint in the Louisiana Action is attached hereto as Exhibit (a)(12). The foregoing description of the Louisiana Action is qualified in its entirety by reference to Exhibit (a)(12) hereto.

        On October 5, 2010, plaintiffs and the defendants in the Chester Action, Kahn Action, Shade Action and Louisiana Action filed a joint stipulation with the Business Litigation Session of Suffolk County Superior Court in the Chester Action seeking consolidation of the state cases. On the same day, the Court signed an order approving the consolidation of these cases.

        The Company and its directors believe that the claims made by the stockholder plaintiffs in these state actions are without merit and intend to defend them vigorously.

(f)    Cautionary Note Regarding Forward-Looking Statements.

        This Schedule 14D-9 contains forward-looking statements that are not historical facts. The Company has identified some of these forward-looking statements with words like "believe," "may," "could," "would," "might," "possible," "potential," "will," "should," "expect," "intend," "plan," "anticipate," "estimate," "approximate" "outlook," "forecast" or "continue" or the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this Schedule 14D-9 include without limitation statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; statements regarding alternatives for the Company and its assets; statements regarding the strategic plans of the Company, execution of the Company's five point plan, the potential of the Company's pipeline projects, and projected financial information; statements of expectation or belief; and statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and Proposed Merger; uncertainties as to how many Company shareholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions will not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Proposed Merger; the effects of disruption making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the Offer may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the Company's control; transaction costs; actual or contingent liabilities; risks associated with development, manufacturing and commercialization of products and product candidates; financial market conditions; and other risks and uncertainties discussed in the Company's filings with the SEC, including the information referred to under the heading "Risk Factors" section of the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2010 and filed with the SEC on August 9, 2010. Copies of the Company's filings with the SEC may be obtained at the "Investors" section of the Company's website at http://www.genzyme.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this Schedule 14D-9 are qualified in their entirety by this cautionary statement. The Company acknowledges that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.

Item 9.    Exhibits.

        The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)	Press Release issued by Genzyme, dated October 7, 2010.
(a)(2)	Letter to Genzyme shareholders, dated October 7, 2010.
(a)(3)	Opinion of Credit Suisse, dated October 7, 2010 (included as Annex A to this Schedule 14D-9).
(a)(4)	Opinion of Goldman Sachs, dated October 7, 2010 (included as Annex B to this Schedule 14D-9).
(a)(5)	Petition filed by Jerry L & Mena M. Morelos Revocable Trust in the United State District Court for the District of Massachusetts on August 11, 2010.
(a)(6)	Petition filed by Bernard Malina in the United States District Court for the District of Massachusetts on September 8, 2010.
(a)(7)	Petition filed by Emanuel Resendes in the United States District Court for the District of Massachusetts on September 9, 2010.
(a)(8)	Petition filed by William S. Field, III, Trustee u/a dated October 12, 1991 by William S. Field Jr., in the United States District Court for the District of Massachusetts on September 14, 2010.
(a)(9)	Amended Complaint filed by the Chester County Employees Retirement Fund in the Massachusetts Superior Court for Middlesex County on August 16, 2010.
(a)(10)	Complaint filed by Alan R. Kahn in the Massachusetts Superior Court for Middlesex County on August 17, 2010.
(a)(11)	Complaint filed by David Shade in Massachusetts Superior Court for Middlesex County on September 1, 2010.
(a)(12)	Complaint filed by Louisiana Municipal Police Employees' Retirement System in the Massachusetts Superior Court for Middlesex County on September 2, 2010.
(e)(1)	Excerpts from the Company's Definitive Proxy Statement on Schedule 14A related to the 2010 Annual Meeting of Shareholders as filed with the Securities and Exchange Commission on April 26, 2010.
(e)(2)
Amended and Restated agreement dated April 14, 2010 between Genzyme, Relational Investors LLC, Ralph V. Whitworth and the other parties identified therein (filed as Exhibit 99.1 to Genzyme's Form 8-K filed on April 15, 2010, and incorporated herein by reference).
(e)(3)
Agreement dated June 9, 2010 by and among Genzyme Corporation, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P. and High River Limited Partnership (filed as Exhibit 99.1 to Genzyme's Form 8-K filed on June 9, 2010, and incorporated herein by reference).
(e)(4)
Amended and Restated Executive Employment Agreement, effective as of December 31, 2008, between Genzyme and Henri A. Termeer (filed as Exhibit 10.2 to Genzyme's Form 8-K filed December 5, 2008, and incorporated herein by reference).

Exhibit No.	Description
(e)(5)	Amended and Restated Executive Employment Agreement effective as of December 31, 2008 between Genzyme and Peter Wirth (filed as Exhibit 10.3 to Genzyme's Form 8-K filed December 5, 2008, and incorporated herein by reference).
(e)(6)	Form of Severance Agreement between Genzyme and its executive officers (filed as Exhibit 10.2 to Genzyme's Form 10-Q for the quarter ended September 30, 2007, and incorporated herein by reference).
(e)(7)
Form of Indemnification Agreement between Genzyme and its executive officers (filed as Exhibit 10.1 to Genzyme's Form 10-Q for the quarter ended September 30, 2004, and incorporated herein by reference).
(e)(8)	2001 Equity Incentive Plan, as amended (filed as Exhibit 10.14 to Genzyme's 10-K for 2006, and incorporated herein by reference).
(e)(9)
Forms of Non-Statutory Stock Option Agreement for grants to executive officers under Genzyme's 2001 Equity Incentive Plan (filed as Exhibit 10.5 to Genzyme's Form 10-Q for the quarter ended June 30, 2008, and incorporated herein by reference).
(e)(10)
Forms of Incentive Stock Option Agreement for grants to executive officers under Genzyme's 2001 Equity Incentive Plan (filed as Exhibit 10.6 to Genzyme's Form 10-Q for the quarter ended June 30, 2008, and incorporated herein by reference).
(e)(11)
2004 Equity Incentive Plan, as amended (filed as Appendix B to Genzyme's Proxy Statement on Schedule 14A filed April 13, 2009 for the 2009 Annual Meeting of Shareholders, and incorporated herein by reference).
(e)(12)
Forms of Incentive Stock Option Agreement for grants to executive officers under Genzyme's 2004 Equity Incentive Plan (filed as Exhibit 10.14.1 to Genzyme's Form 10-K for 2008, and incorporated herein by reference).
(e)(13)
Forms of Nonstatutory Stock Option Agreement for grants to executive officers under Genzyme's 2004 Equity Incentive Plan (filed as Exhibit 10.14.2 to Genzyme's Form 10-K for 2008, and incorporated herein by reference).
(e)(14)
Forms of Restricted Stock Unit Award Agreement for grants to executive officers under Genzyme's 2004 Equity Incentive Plan (filed as Exhibit 10.3 to Genzyme's Form 10-Q for the quarter ended March 31, 2008, and incorporated herein by reference).
(e)(15)	Genzyme Senior Executive Annual Cash Incentive Program (filed as Exhibit 10.1 to Genzyme's Form 8-K filed December 5, 2008, and incorporated herein by reference).

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2010	GENZYME CORPORATION
	By:	/s/ PETER WIRTH
		Name:	Peter Wirth
		Title:	Executive Vice President

 Annex A

PRIVILEGED AND CONFIDENTIAL

October 7, 2010
Board of Directors
Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142

Members of the Board:

        You have asked us to advise you with respect to the adequacy, from a financial point of view, of the Offer (as defined below) made by Sanofi-Aventis (the "Acquiror") to the holders of common stock, par value $0.01 per share ("Company Common Stock"), of Genzyme Corporation (the "Company"). Upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2010 and in the related letter of transmittal (together, the "Offer to Purchase") GC Merger Corp., an indirect wholly owned subsidiary of the Acquiror (the "Acquisition Sub") has commenced an offer to purchase all of the outstanding shares of Company Common Stock at a purchase price of $69.00 per share (the "Offer Price"), net to the seller in cash, without interest (the "Offer"). As more fully described in the Offer to Purchase, the Acquiror has stated that it intends, promptly following consummation of the Offer, to seek to have the Company consummate a merger or other similar business combination with Acquisition Sub or another subsidiary of the Acquiror pursuant to which all remaining public shareholders of the Company would receive the highest price paid per share pursuant to the Offer, without interest.

        In arriving at our opinion, we have reviewed the Offer to Purchase and a draft dated October 7, 2010 of the Company's Solicitation/Recommendation Statement on Schedule 14D-9, to be filed with the Securities and Exchange Commission and certain related agreements and certain other information relating to the Company, including Company management's financial forecasts for the Company (the "Forecasts") and certain adjustments thereto reviewed and discussed by the Board of Directors of the Company, provided to or discussed with us by the Company and have met with the Company's management to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

        In connection with our review, we have not independently verified any of the foregoing information and have assumed and relied on such information being complete and accurate in all material respects. With respect to the Forecasts, the management of the Company has advised us, and we have assumed, that the Forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals.

        Our opinion addresses only the adequacy, from a financial point of view, to the holders of Company Common Stock of the Offer and does not address any other aspect or implication of the Offer or any other agreement, arrangement or understanding to be entered into in connection with the Offer or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of the Company, or class of

A-1

such persons, relative to the Offer Price or otherwise. The issuance of this opinion was approved by our authorized internal committee.

        Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof.

        We are acting as financial advisor to the Board of Directors in connection with the Offer. We have received a fee and expect to receive additional fees for our services. In addition, the Company has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided and, are currently providing and in the future we may provide, investment banking and other financial services to the Company and its affiliates, for which we and our affiliates have received, and would expect to receive, compensation, including having acted as financial advisor to the Company in connection with a proxy contest in connection with the Company's 2010 annual meeting of shareholders in June 2010, as underwriter in connection with the offering of the Company's 3.625% Senior Notes due 2015 and 5.000% Senior Notes due 2020 in June 2010, in assisting the Company in structuring its $1 billion accelerated stock repurchase program in June 2010, and as financial advisor to the Company in connection with the sale of its interest in its Genetic Testing business unit in September 2010. We and our affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, the Acquiror and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other company that may be involved in the Offer, as well as provide investment banking and other financial services to such companies.

        It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Offer and does not constitute advice or a recommendation to any shareholder as to how such shareholder should act on any matter relating to the proposed Offer.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer is inadequate, from a financial point of view, to holders of Company Common Stock.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:  /s/ CREDIT SUISSE SECURITIES (USA) LLC

A-2

 Annex B

Goldman, Sachs & Co. -- 200 West Street -- New York, New York 10282
Tel. 212-902-1000 -- Fax. 212-902-3000

PERSONAL AND CONFIDENTIAL

October 7, 2010
Board of Directors
Genzyme Corporation 500 Kendall Street
Cambridge, MA 02142

Ladies and Gentlemen:

        You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and any of its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Genzyme Corporation (the "Company") of the $69.00 per Share in cash (the "Consideration") proposed to be paid to such holders in the Offer (as defined below). The terms of the offer to purchase (the "Offer to Purchase") and related letter of transmittal (which, together with the Offer to Purchase, constitutes the "Offer") contained in the Tender Offer Statement on Schedule TO filed by sanofi-aventis ("Parent") and GC Merger Corp., an indirect wholly owned subsidiary of Parent (the "Offeror"), with the Securities and Exchange Commission on October 4, 2010, as amended through Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Parent and the Offeror with the Securities and Exchange Commission on October 6, 2010 (as amended, the "Schedule TO"), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction of certain conditions set forth in the Offer, the Offeror will pay the Consideration for each Share accepted. We note that the Offer to Purchase provides that, following consummation of the Offer, the Offeror intends to seek to have the Company consummate a merger or other similar business combination with the Offeror or another subsidiary of Parent (the "Merger" and, together with the Offer, the "Transactions") in which all remaining public shareholders of the Company would receive the highest price paid per Share pursuant to the Offer, without interest.

        Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Parent and any of their respective affiliates and third parties or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. We are acting as financial advisor to the Company in connection with its consideration of the Offer and other matters pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Offer is consummated. The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided, and are currently providing, certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to the Company in connection with a proxy contest in connection with the Company's 2010 annual meeting of shareholders in June 2010; as joint bookrunner with respect to an offering of the Company's 3.625%% Senior Notes due 2015 (aggregate principal amount $500,000,000) and 5.000% Senior Notes due 2020 (aggregate principal amount $500,000,000) in June 2010; and as financial advisor to the Company in connection with the sale of its interest in its genetic testing business unit in September 2010. In addition, as publicly disclosed by the Company, on June 17, 2010, the Company entered into an accelerated share repurchase agreement with Goldman, Sachs & Co for the repurchase of $1 billion of Shares. We have provided certain investment banking services to the Parent and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Parent in connection with its acquisition of Chattem, Inc. in December 2009. We also may provide investment banking services to the Company, Parent and their respective affiliates in the future for which our Investment Banking Division may receive compensation.

        In connection with this opinion, we have reviewed, among other things, the Schedule TO, including the Offer to Purchase and related letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 with the Securities and Exchange Commission on October 7, 2010, in the form approved by you on the date of this opinion; annual reports to shareholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2009, December 31, 2008, December 31, 2007, December 31, 2006 and December 31, 2005; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company; annual reports to shareholders and Annual Reports on Form 20-F of Parent for the fiscal years ended December 31, 2009, December 31, 2008, December 31, 2007, December 31, 2006 and December 31, 2005; certain interim reports to shareholders and quarterly reports included in Reports on Form 6-K of Parent; certain other communications from the Company and Parent to their respective shareholders; certain publicly available research analyst reports for the Company and Parent; and certain financial analyses and forecasts for the Company, including management's forecasts (the "Forecasts") approved for our use by the Company, and certain adjustments thereto as reviewed and discussed by the Board of Directors of Company. We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale of Parent for, and the potential benefits for Parent of, the Transactions and the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company and Parent with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

        For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Parent or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

        Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions. In addition, we do not express any view on, and our opinion does not address, the adequacy of the Consideration or any other term or aspect of the Transactions to, or any consideration received in connection therewith by, Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transactions, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Offer or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
Genzyme Confirms Receipt of Unsolicited Proposal
  Item 5. Person/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purpose of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
  Annex A
  Annex B